Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

FUTURE FIBER FINCO, INC.

OLYMPUS MERGER SUB, INC.

and

OTELCO INC.

Dated as of July 26, 2020

Page

Article I DEFINITIONS & INTERPRETATIONS	2

1.1	Certain Definitions	2
1.2	Additional Definitions	15
1.3	Certain Interpretations	17

Article II THE MERGER	19

2.1	The Merger	19
2.2	The Effective Time	19
2.3	The Closing	19
2.4	Effect of the Merger	19
2.5	Certificate of Incorporation and Bylaws	20
2.6	Directors and Officers	20
2.7	Effect on Capital Stock	20
2.8	Equity Awards	22
2.9	Exchange of Certificates	23
2.10	No Further Ownership Rights in Class A Common Stock	25
2.11	Lost, Stolen or Destroyed Certificates	26
2.12	Required Withholding	26

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	26

3.1	Organization; Good Standing	26
3.2	Corporate Power; Enforceability	27
3.3	Company Board Approval; Opinion of Financial Advisory Firm; Anti-Takeover Laws	27
3.4	Requisite Stockholder Approval	28
3.5	Non-Contravention	28
3.6	Requisite Governmental Approvals	28
3.7	Company Capitalization	29
3.8	Subsidiaries	30
3.9	Company SEC Reports	31
3.10	Company Financial Statements; Internal Controls	32
3.11	No Undisclosed Liabilities	33
3.12	Absence of Certain Changes	33
3.13	Material Contracts	33
3.14	Suppliers and Customers	34
3.15	Real Property	34
3.16	Environmental Matters	34
3.17	Intellectual Property	35
3.18	Tax Matters	36
3.19	Employee Plans	38

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(Continued)

Page

3.20	Labor Matters	40
3.21	Licenses	41
3.22	Compliance with Laws	41
3.23	Legal Proceedings; Orders	41
3.24	Insurance	42
3.25	Related Person Transactions	42
3.26	Brokers	42
3.27	Anti-Corruption Compliance	43
3.28	Regulatory Matters	43
3.29	Retransmission Consent and Must-Carry; Rate Regulation; Copyright Compliance	44
3.30	Network Facilities	45
3.31	Company Information	46
3.32	Exclusivity of Representations and Warranties	46

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	47

4.1	Organization; Good Standing	47
4.2	Power; Enforceability	48
4.3	Non-Contravention	48
4.4	Requisite Governmental Approvals	49
4.5	Legal Proceedings; Orders	49
4.6	Ownership of Class A Common Stock	49
4.7	Brokers	49
4.8	Operations of Parent and Merger Sub	49
4.9	No Parent Vote or Approval Required	50
4.10	Guarantee	50
4.11	Financing	50
4.12	No Exclusive Arrangements	52
4.13	No Stockholder or Management Arrangements	52
4.14	Solvency	52
4.15	Exclusivity of Representations and Warranties	53
4.16	Parent and Merger Sub Information	54

Article V INTERIM OPERATIONS OF THE COMPANY	54

5.1	Affirmative Obligations of the Company Pending the Merger	54
5.2	Forbearance Covenants of the Company Pending the Merger	54
5.3	No Solicitation	57
5.4	No Control of the Other Party’s Business	63

Article VI ADDITIONAL COVENANTS	63

6.1	Required Actions and Forbearance; Efforts	63

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(Continued)

Page

6.2	Further Agreements	64
6.3	Proxy Statement and Other Required SEC Filings	67
6.4	Company Stockholder Meeting	68
6.5	Financing	69
6.6	Financing Cooperation	72
6.7	Anti-Takeover Laws	74
6.8	Access	75
6.9	Section 16(b) Exemption	75
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	76
6.11	Employee Matters	78
6.12	Obligations of Merger Sub	80
6.13	Public Statements and Disclosure	80
6.14	Transaction Litigation	81
6.15	Stock Exchange Delisting; Deregistration	81
6.16	Additional Agreements	81
6.17	No Exclusive Arrangements	82
6.18	Stockholder and Management Agreements	82

Article VII CONDITIONS TO THE MERGER	82

7.1	Conditions to Each Party’s Obligations to Effect the Merger	82
7.2	Conditions to the Obligations of Parent and Merger Sub	83
7.3	Conditions to the Company’s Obligations to Effect the Merger	84

Article VIII TERMINATION	85

8.1	Termination	85
8.2	Manner and Notice of Termination; Effect of Termination	87
8.3	Fees and Expenses	87

Article IX GENERAL PROVISIONS	89

9.1	Survival of Representations, Warranties and Covenants	89
9.2	Notices	90
9.3	Assignment	91
9.4	Confidentiality	91
9.5	Entire Agreement	91
9.6	Third Party Beneficiaries	91
9.7	Severability	92
9.8	Remedies	92
9.9	Governing Law	93
9.10	Consent to Jurisdiction	94
9.11	WAIVER OF JURY TRIAL	95
9.12	No Recourse	95
9.13	Company Disclosure Letter References	95

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(Continued)

Page

9.14	Counterparts	96
9.15	Amendment	96
9.16	Extension; Waiver	96

-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 26, 2020, by and among Future Fiber FinCo, Inc., a Delaware corporation (“Parent”), Olympus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Otelco Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company is sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders; (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (c) recommended that the Company Stockholders adopt this Agreement; and (d) directed that this Agreement be submitted to the Company Stockholders for their adoption;

WHEREAS, the board of directors of each of Parent and Merger Sub have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent and Merger Sub, respectively; and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company are entering into a voting agreement with Parent, in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which each of those stockholders has agreed, upon the terms and subject to the conditions set forth therein, to vote all shares of Class A Common Stock beneficially owned by such stockholders in accordance with the terms of such Voting Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a guarantee (the “Guarantee”) from certain affiliated investment funds of Parent party thereto (collectively, “Guarantors”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to (a) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (b) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

1.1           Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)           “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive material non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in each case, (i) the confidentiality and use provisions contained therein are no less restrictive in the aggregate to such counterparty (and any of its Affiliates and representatives as provided therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal) and (ii) such agreement shall not prevent the Company or any of its Subsidiaries from complying with any of the provisions of this Agreement or restrict in any manner the Company’s ability to consummated the Transactions.

(b)           “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c)           “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)              any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of any class of Company Securities representing more than 20% of the Company Securities outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of such class of Company Securities outstanding after giving effect to the consummation of such tender or exchange offer;

(ii)             any direct or indirect purchase or other acquisition or license of the assets or business of the Company and its Subsidiaries by any Person or Group constituting more than 20% of the consolidated net revenues, consolidated net income or consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition);

(iii)            any direct or indirect merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, spin-off, spit-off or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group would, directly or indirectly, hold shares of any class of Company Securities representing more than 20% of any class of Company Securities outstanding after giving effect to the consummation of such transaction; or

(iv)            any other transaction having a similar effect to those described in the foregoing clauses (i) through (iii).

(d)           “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided, that (other than for purposes of Section 8.3 (Fees and Expenses), Section 9.6 (Third Party Beneficiaries), Section 9.8 (Remedies) or Section 9.12 (No Recourse)) in no event shall Parent be considered an Affiliate of any of the Guarantors or any direct or indirect equityholder of Parent (or any of such equityholder’s Affiliates) or any portfolio company or investment fund affiliated with or managed by any Guarantor or Oak Hill Capital Management, LLC (collectively, the “Oak Hill Related Entities”), nor shall any Oak Hill Related Entity be considered to be an Affiliate of Parent or Merger Sub hereunder.

(e)           “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2019 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2019.

(f)            “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(g)           “Cable Act” means Title VI of the Communications Act and the rules and regulations promulgated and published orders and decisions issued by the FCC thereunder.

(h)           “CARES Act” means Public Law Number 116-136, as enacted into law on March 27, 2020.

(i)            “Class A Common Stock” means the Class A common stock, par value $0.01 per share, of the Company.

(j)            “Class B Common Stock” means the Class B common stock, par value $0.01 per share, of the Company.

(k)           “Code” means the Internal Revenue Code of 1986, as amended.

(l)            “Communications Act” means the Communications Act of 1934, as amended, and the rules, regulations and published policies, procedures, orders and decisions of the FCC.

(m)          “Communications Laws” means (i) the Communications Act; (ii) state statutes governing intrastate telecommunications services and/or facilities and the rules, regulations, and published policies, procedures, orders and decisions of any applicable State PSC; and (iii) any Laws of any other Governmental Authority directly regulating or overseeing communications facilities or communications services, including but not limited to Laws relating to the occupancy or use of any public rights-of-way.

(n)           “Communications License” means a License issued by the FCC, a State PSC or other Governmental Authority pursuant to the Communications Laws.

(o)           “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(p)           “Company Material Adverse Effect” means any change, circumstance, condition, state of facts, event or effect (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (x) has had or would reasonably be expected to have a materially adverse effect on the business, assets, properties, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that solely for the purposes of this clause (x), none of the following, and no Effects arising out of or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)              changes in general economic conditions, or changes in conditions in the global, international or regional economy generally;

(ii)             changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region of the world, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)            general changes in conditions in the industries in which the Company and its Subsidiaries conduct business;

(iv)            any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Authority), terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);

(v)             earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, force majeure events, weather conditions, epidemics, plagues, pandemics (including COVID-19) or other outbreaks of illness or public health events and other similar events in the United States or any other country or region of the world;

(vi)            changes in regulatory, legislative or political conditions in the United States or any other country or region of the world;

(vii)           the announcement of this Agreement or the pendency of the Merger (provided, however, that this clause (vii) shall not apply to Section 3.5);

(viii)          any action taken or refrained from being taken by the Company or its Subsidiaries that is expressly required by this Agreement;

(ix)             any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the date of this Agreement;

(x)              changes or proposed changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement or interpretation of any of the foregoing) after the date of this Agreement;

(xi)             changes in the price or trading volume of the Class A Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xii)            any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that in the case of each of (A) and (B) any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

except, in each case of clauses (i), (ii), (iii), (iv), (v) and (x) to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred; or (y) would reasonably be expected to materially delay or has a material adverse effect on the ability of the Company and its Subsidiaries to timely consummate the transactions contemplated hereby (including the Merger).

(q)           “Company Options” means any options to purchase shares of Class A Common Stock, granted pursuant to any of the Company Stock Plans.

(r)            “Company Plans” means the existing Employee Plans and other employee benefit, compensation and severance plans, programs, agreements and arrangements of the Surviving Corporation or any of its Subsidiaries.

(s)           “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(t)            “Company RSUs” means restricted stock units granted pursuant to any of the Company Stock Plans or otherwise.

(u)           “Company Stock Plans” means the Company’s 2018 Stock Incentive Plan and 2014 Stock Incentive Plan.

(v)           “Company Stockholders” means the holders of shares of Class A Common Stock.

(w)          “Company Termination Fee” means (i) if payable as a result of a termination of this Agreement by the Company pursuant to Section 8.1(h) or a termination of this Agreement by Parent pursuant to Section 8.1(f), in each case in connection with a definitive Alternative Acquisition Agreement entered into with an Excluded Party on or prior to the Cut-Off Date, an amount equal to $1,826,623, and (ii) if payable in all other circumstances, an amount equal to $2,232,539.

(x)           “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(y)           “Contract” means any binding contract, subcontract, note, bond, mortgage, indenture, lease, deed of trust, license, sublicense, commitment, insurance policy, arrangement, instrument or other agreement.

(z)           “Credit Agreement” means the Credit Agreement, dated as of November 2, 2017, by and among the Company, as borrower, each Subsidiary of the Company listed as a guarantor on the signature pages thereto, as guarantors, the lenders from time to time party thereto, as lenders, and CoBank, ACB, as administrative agent, issuer of letters of credits, and provider of the swing line commitment, as amended by the Agreement Regarding Amendments to Credit Agreement, dated as of March 2, 2020.

(aa)         “Environmental Law” means any applicable Law in effect on the Closing Date relating to the protection of the environment (including ambient air, surface water, groundwater or land) or pollution, including any Law relating to the release, emission, storage, treatment, transportation, recycling, disposal, discharge or release of or exposure to any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(bb)        “ERISA” means the Employee Retirement Income Security Act of 1974.

(cc)         “Exchange Act” means the Securities Exchange Act of 1934.

(dd)        “Excluded Party” means any Person or group of Persons that includes any Person or group of Persons from whom the Company or any of its Representatives has received a written Acquisition Proposal on or after the date hereof and prior to the No-Shop Period Start Date (other than any Person or group of Persons with whom the Company or any of its Representatives solicited or entered into discussions or negotiations with respect to, or entered into a confidentiality agreement in connection with, an Acquisition Proposal or potential Acquisition Proposal since January 1, 2020) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would be reasonably likely to lead to a Superior Proposal. For the avoidance of doubt, any Person that is determined to be an Excluded Party pursuant to the foregoing shall cease to be an Excluded Party at such time as the Company Board determines in good faith that such Person’s Acquisition Proposal no longer constitutes or would no longer be reasonably likely to lead to a Superior Proposal in light of the facts and circumstances available to, or known by, the Company Board.

(ee)         “Financing Sources” means the Persons that have committed to provide the Debt Financing in connection with the Merger and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Debt Financing and their successors and assigns.

(ff)          “FCC” means the United States Federal Communications Commission.

(gg)        “Fraud” means (i) a false representation of a material fact, (ii) made with knowledge or belief of its falsity, (iii) with the intent to deceive or intent of inducing the Person to which such representation is made to act, or refrain from acting, and (iv) upon which such Person acted or did not act in justifiable reliance on the representation, with resulting damages, and which shall expressly exclude constructive fraud.

(hh)        “Fund Administrator” means the entity that administers a state or the federal Universal Service Fund, state or federal telecommunications relay service fund, the North American Numbering Plan, or number portability.

(ii)           “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(jj)           “Governmental Authority” means any government, political, subdivision, governmental, administrative, self-regulatory or regulatory entity or body, stock exchange, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental or quasi-governmental entity, and any court, tribunal, judicial or arbitral body or arbitrator, in each case whether federal, national, state, county, municipal or provincial, and whether local, foreign or multinational, and any subdivision of any of the foregoing.

(kk)        “Governmental Filing Fees” means all filing fees and other amounts required by applicable Law to be paid to any Governmental Authority in connection with seeking and obtaining any approval, authority, consent, waiver or exemption from any Governmental Authority required to consummate the Merger and the other Transactions contemplated hereby.

(ll)          “Group” means a “group” as defined in Section 13(d) of the Exchange Act.

(mm)      “Hazardous Substance” means any substance, material or waste that is regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

(nn)        “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money; (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) all lease obligations required to be capitalized in accordance with GAAP; (iv) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (v) liabilities arising out of interest rate and currency swap arrangements, options, derivatives and any other arrangements designed to provide protection against fluctuations in interest or currency rates; and (vi) indebtedness of others of the kind described in clauses (i) through (v) above guaranteed by the Company or any of its Subsidiaries or secured by any lien or security interest on the assets of the Company or any of its Subsidiaries; and (vii) interest, premium, fees, expenses, penalties (including preypayment and early termination penalties) and other amounts owing in repsect of all items in clauses (i) through (vi) above.

(oo)        “Intellectual Property” means any and all rights associated with any of the following: (i) all United States and foreign patents and applications therefor, including any reissues, divisionals, continuations, continuations-in-part and extensions and counterparts thereof (“Patents”); (ii) all copyrights, copyright registrations and applications therefor, mask works, designs, and any similar rights in computer software programs, including all source code, object code, specifications, designs and documentation related thereto (“Copyrights”); (iii) trademarks, service marks, trade dress rights, brand names, corporate names, logos, social media identifiers, internet domain names, and similar designation of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing (“Marks”); and (iv) rights in trade secrets, know-how, inventions, processes, algorithms, procedures, databases and other confidential and proprietary information (“Trade Secrets”).

(pp)        “Intervening Event” means a material event, change, effect, development, condition, circumstance or occurrence that (i) improves or would be reasonably likely to improve the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, (ii) is not known by the Company Board as of the date of this Agreement or that was not reasonably foreseeable as of the date of this Agreement by the Company Board or any member thereof or member of Company management and (iii) does not relate to any Acquisition Proposal; provided, that, for the avoidance of doubt, neither of the following shall be considered or taken into account in determining whether an Intervening Event has occurred: (A) changes in the trading price or trading volume of Class A Common Stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition), or (B) the fact alone that the Company meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such overperformance by the Company may be taken into account to the extent not otherwise excluded by this definition).

(qq)        “IRS” means the United States Internal Revenue Service or any successor thereto.

(rr)          “Knowledge” of the Company means the actual knowledge of the Persons set forth in Section 1.1 of the Company Disclosure Letter in each case after reasonable inquiry of those direct reports who would reasonably be expected to have actual knowledge of the matter in question.

(ss)         “Law” means any federal, national, state, county, municipal, provincial, local, foreign, multinational or other law, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling, stock exchange listing requirement or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(tt)          “Labor Laws” means any Laws relating to employment, employment standards and practices, employment of minors, employment discrimination, immigration, workplace health and safety, collective bargaining, labor relations, tax withholding, wages, hours, family and medical and other leave of absence, workplace insurance or pay equity.

(uu)        “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, audit, assessment, investigation, arbitration or other legal proceeding or similar action, in each case, by or before any Governmental Authority.

(vv)         “Material Contract” means any of the following Contracts:

(i)              any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole or any other Contract disclosed by the Company in a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Reports;

(ii)             any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area or to compete with any Person in any line of business or in any geographic area; (B) prohibiting or otherwise restricting the Company or any of its Subsidiaries from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation”, “exclusivity” or minimum purchase provisions or volume requirement, in each case other than any such Contracts that may be freely cancelled at the option if the Company or its Subsidiaries without material liability to the Company or its Subsidiaries upon notice of 90 days or less;

(iii)            any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries (1) with a fair market value in excess of $250,000 after the date of this Agreement or (2) that contains material continuing rights or obligations of the Company or its Subsidiaries, including any indemnification, guarantee, “earn-out” or other contingent payment obligations; or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(iv)            any Contract pursuant to which the Company or any of its Subsidiaries grants or receives any right in or to Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than licenses for “off-the-shelf” or other widely available on non-discriminatory terms for less than $100,000 on an annual basis;

(v)             any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or creation, incurrence or assumption of Indebtedness or deferred revenue or commissions, in each case in excess of $250,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) pursuant to the Credit Agreement; (C) loans by the Company or its Subsidiaries to Subsidiaries of the Company in the ordinary course of business; and (D) extensions of credit to customers in the ordinary course of business;

(vi)            any Contract providing for the payment, increase or vesting of any benefits or compensation in connection with the Merger (other than Contracts evidencing Company RSUs or Company Options);

(vii)           any Contract providing for indemnification of any officer, director or employee by the Company or any of its Subsidiaries, other than Contracts entered into on substantially the same form as the Company or its Subsidiaries’ standard forms previously made available to Parent;

(viii)          any Contract that involves a joint venture, partnership or other equity investment;

(ix)             any Contract (A) that is an interconnection agreement, (B) with a Material Customer or a Material Supplier or (C) that is a distribution, reseller, sales representative or agency Contract that resulted in payments by the Company or any Subsidiary in excess of $100,000 within the twelve (12)-month period ending December 31, 2020 or that the Company or any Subsidiary reasonably expects to pay in excess of $100,000 within the twelve (12)-month period ending December 31, 2020; and

(x)               any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries.

(ww)       “Multiple Employer Plan” means each Employee Plan that is a “multiple employer plan” within the meaning of Section 413(c) of the Code or Sections 4063 or 4064 of ERISA.

(xx)          “NASDAQ” means The NASDAQ Stock Market LLC.

(yy)        “Network” means the Network Equipment, the Network Cable and other network facilities that comprise the Network, including but not limited to copper, fiber optic or coaxial cabling and other fixed wired and wireless network-related assets and telecommunications and cable equipment used by the Company or any of its Subsidiaries to carry out their respective businesses as presently conducted, whether owned, leased, or licensed by the Company or any of its Subsidiaries and irrespective of whether they are located on public or private property, including (but not limited to) wires, cables, conduits, poles, antennas, microwave transmission equipment, junction boxes, manholes, hand holes, connecting equipment and electronics.

(zz)         “Network Cable” means all copper or fiber optic strands or coaxial cable owned by the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries holds an ownership leasehold, license or IRU interest, excluding cross-connections, tie cables, and intra-building fiber.

(aaa)       “Network Equipment” means all of the telecommunications and cable equipment owned or used by the Company or any of its Subsidiaries to provide telecommunications or cable services on or over the Networks.

(bbb)      “Organizational Documents” means the articles of incorporation, certificate of incorporation, memorandum of association, charter, bylaws, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

(ccc)       “Parent Termination Fee” means an amount equal to $3,450,288.

(ddd)      “Permitted Liens” means any of the following: (i) liens for Taxes either not yet delinquent or that are being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Tax Law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar nonmonetary liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) liens the existence of which are expressly disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date of this Agreement; (ix) liens pursuant to the Credit Agreement; (x) non-exclusive licenses to any Intellectual Property; (xi) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company and its Subsidiaries, taken as a whole; (xii) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; or (xiii) non-monetary liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property or other assets subject thereto.

(eee)       “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(fff)        “PPP Loan” means the Note, dated as of April 14, 2020, between Otelco Telephone LLC, as borrower, and Regions Bank, as lender.

(ggg)      “Programming Agreement” means a contract relating to the distribution of programming on video distribution networks, including retransmission consent agreements.

(hhh)      “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications); and (iii) registered Copyrights and applications for Copyright registration.

(iii)          “Representative” shall mean, with respect to any Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants, consultants, agents and other advisors or representatives.

(jjj)          “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(kkk)       “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(lll)          “State PSC” means a state public service or public utility commission, or other similar state regulatory body.

(mmm)    “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock or 50% or more of the economic interests of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(nnn)      “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition that did not result, directly or indirectly, from a violation of Section 5.3 on terms that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated on its terms and would if consummated on its terms be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal and any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ooo)      “Systems” means the fiber, copper wire, cable television, video, telecommunications and data reception and distribution systems owned, operated or used by the Company and its Subsidiaries in the conduct of the fiber, copper wire, cable television, video, telecommunications, and Internet businesses and all of the activities and operations ancillary to such businesses, including advertising services and other income generating businesses, conducted or carried on in the their service territories.

(ppp)      “Tax” means any taxes, assessments, levies or similar governmental charges (including any gross receipts, income, profits, gains, sales, use, occupation, value added, ad valorem, stamp, transfer, real property transfer, franchise, withholding, payroll, employment, worker’s compensation, unemployment, social security (or similar), occupation, capital, transfer, net worth, escheat, unclaimed property, alternative minimum, excise, property, Telecommunications Taxes, customs, duties, assessments, levies or similar governmental charges) imposed by any Governmental Authority, together with any interest, penalties or additions to tax imposed by any Governmental Authority with respect to such amounts.

(qqq)      “Tax Return” means any return, declaration, statement, report, estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules or amendments thereof.

(rrr)        “Telecom Committee” means the ad hoc interagency working group that, among other things, reviews FCC applications for potential national security, law enforcement, and public interest concerns, and is comprised of staff from, among others, the Department of Homeland Security, the Department of Justice, including the Federal Bureau of Investigation, and Department of Defense, as well as any successor group or other group within the government of the United States charged with performing such review or any successor or replacement thereof including the interagency Committee to be established pursuant to the Executive Order, dated April 4, 2020, Establishing the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector.

(sss)       “Telecommunications Taxes” means all taxes, fees and surcharges relating to, or arising in respect of, the business of providing telecommunications and other similar services, including Universal Service Fund surcharges, 911 fees and surcharges, utility licensing and privilege fees, State PSC fees and assessments, telecommunications relay service fund fees and surcharges, and all other similar taxes, fees and surcharges imposed by any Governmental Authority.

(ttt)        “Transactions” means the Merger and any other transaction contemplated by this Agreement; provided, however, that, when used in relation to the Company and its obligations herein, the reference to “other transaction” shall be deemed to exclude Financing.

(uuu)      “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (or any of their respective directors or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among the Parties related to this Agreement, the Guarantee or the Financing Letters.

(vvv)      “Universal Service Contributions” means any amount owed to a federal or state Universal Service Fund under applicable Law (or under any forms or instructions related to the payment of such amounts, or any policies, practices or procedures adopted by the Fund Administrators), whether billed or unbilled.

(www)    “Universal Service Fund” means a state or the federal mechanism designated by applicable Law to support the availability of communications services, whether in high cost areas or to specific classes of customers (such as schools and libraries, low income consumers, hospitals or other designated customer classes).

(xxx)       “Universal Service Subsidies” means any amounts paid from Universal Service Funds to carriers for services that qualify for support under a state or the federal Universal Service Fund.

(yyy)      “Willful and Material Breach” means a material breach of any representation, warranty, covenant or agreement set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party, whether or not breaching this Agreement is the conscious object of such act or omission.

1.2           Additional Definitions . The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
A-CAM	3.28(f)
Agreement	Preamble
Alternate Debt Financing	6.5(d)
Alternative Acquisition Agreement	5.3(b)
Burdensome Condition	6.2(d)
Bylaws	3.1
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(c)
Charter	2.5(a)
Chosen Courts	9.10(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.20(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(d)(i)
Company Disclosure Letter	III
Company Related Parties	8.3(f)(ii)
Company RSU Consideration	2.8(a)
Company SEC Reports	3.9(a)
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Company Subsidiaries	3.8(a)
Comparable Plans	6.11(c)
Confidentiality Agreement	9.4
Consent	3.6
Continuation Period	6.11(c)
Copyrights	1.1(oo)
Cut-Off Date	5.3(b)
D&O Insurance	6.10(c)
Debt Commitment Letters	4.11(a)
Debt Financing	4.11(a)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
DTC	2.9(d)
Effect	1.1(p)
Effective Time	2.2
Electronic Delivery	9.14
Employee Plans	3.19(a)
Equity Commitment Letter	4.11(a)
Equity Financing	4.11(a)
ERISA Affiliate	3.19(b)
Existing Indemnification Agreements	6.10(a)
FCC Consents	3.6
FCC Submissions	6.2(a)
Fee Letter	4.11(a)
Financing	4.11(a)

Term	Section Reference
Financing Letters	4.11(a)
Guarantee	Recitals
Guarantors	Recitals
Indemnified Person	6.10(a)
Insurance Policies	3.24
Lease	3.15(b)
Leased Real Property	3.15(b)
Legal Restraint	7.1(c)
Licenses	3.21
Local Consents	3.6
Localities	3.6
Marks	1.1(oo)
Material Customers	3.14
Material Suppliers	3.14
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
Network Facilities Maps	3.30(a)
New Debt Commitment Letters	6.5(d)
New Plans	6.11(d)
No-Shop Period Start Date	5.3(a)
Notice Period	5.3(e)(i)(3)
Old Plans	6.11(d)
Opinion Provider	3.3(b)
Option Consideration	2.8(b)
Other Required Company Filing	6.3(b)
Owned Company Shares	2.7(a)(iii)
Owned Real Property	3.15(a)
Parent	Preamble
Parent Related Parties	8.3(f)(i)
Party	Preamble
Patents	1.1(oo)
Paying Agent	2.9(a)
Payment Fund	2.9(b)
Per Share Price	2.7(a)(ii)
Proxy Statement	6.3(a)
PSC Consents	3.6
PSC Submissions	6.2(a)
Recent SEC Reports	III
Reimbursement Obligations	6.6(f)
Related Person Contract	3.25
Remedy Actions	6.2(d)
Required Amount	4.11(c)
Required Financial Information	6.6(a)(ix)

Requisite Stockholder Approval	3.4
Sublease	3.15(b)
Surviving Corporation	2.1
Termination Date	8.1(c)
Uncertificated Shares	2.9(c)
USF HCL	3.28(f)
Voting Agreement	Recitals
WARN Act	3.20(f)

1.3          Certain Interpretations.

(a)           When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)           When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)           Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)           The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)           When used in this Agreement, references to “$” or “Dollars” are references to United States dollars.

(f)            The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)           When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)           Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i)             A reference to any specific Law or to any provision of any Law, unless otherwise specified, includes any amendment or supplement to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time.

(j)             All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k)           The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l)             The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(m)         The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n)           No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(o)           The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(p)           The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.16 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q)           Documents or other information or materials will be deemed to have been “made available” by the Company if a true, correct and complete copy of such documents, information or materials have been (i) posted to a virtual data room managed by the Company at www.datasite.com to which Parent or its Affiliates or Representatives have access; or (ii) delivered or provided to Parent or its Affiliates or Representatives, in each case at least three Business Days prior to the execution and delivery of this Agreement.

(r)            All references to time shall refer to New York City time, unless otherwise specified.

The words “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice.”

Article II
THE MERGER

2.1          The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2          The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on or prior to the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3          The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m. at the offices of Troutman Sanders LLP, 875 Third Avenue, New York, NY 10022 (or remotely via the electronic exchange of documents), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at Closing) (provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at Closing), unless Parent otherwise consents in writing in its sole discretion, the Closing shall not occur prior to October 30, 2020); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4          Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or Merger Sub, all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5          Certificate of Incorporation and Bylaws.

(a)           Certificate of Incorporation. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company or Merger Sub, subject to the provisions of Section 6.10(a), the Amended and Restated Certificate of Incorporation of the Company (the “Charter”), will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that, at the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Otelco Inc.”

(b)          Bylaws. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company or Merger Sub, subject to the provisions of Section 6.10(a), the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6          Directors and Officers.

(a)           Directors. At the Effective Time, the directors of Merger Sub as of immediately prior to the Effective Time will become the directors of the Surviving Corporation, each to hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

(b)           Officers. At the Effective Time, the officers of the Company as of immediately prior to the Effective Time will become the officers of the Surviving Corporation, each to hold office until their respective successors are duly appointed or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7          Effect on Capital Stock.

(a)           Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i)                 each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)              each share of Class A Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will automatically be cancelled, extinguished and converted into the right to receive cash in an amount equal to $11.75, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11), subject to applicable withholding for any required Taxes pursuant to Section 2.12; and

(iii)            each share of Class A Common Stock that is owned by Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of Parent or by the Company or any direct or indirect wholly-owned Subsidiary of the Company as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will cease to be outstanding and will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b)               Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately (but without any increase in the aggregate amounts payable by Parent hereunder) to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Class A Common Stock), subdivision, consolidation, reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Class A Common Stock occurring on or after the date of this Agreement and prior to the Effective Time in order to provide the same economic effect as contemplated in this Agreement prior to such change.

(c)           Statutory Rights of Appraisal.

(i)                 Notwithstanding anything to the contrary in this Agreement, all shares of Class A Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who is entitled to exercise and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Class A Common Stock in accordance with, and in compliance with, Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL and such Dissenting Company Shares shall without any further action cease to be outstanding, be cancelled and cease to exist, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Class A Common Stock in the manner provided in Section 2.9, subject to applicable withholding for any required Taxes pursuant to Section 2.12.

(ii)              The Company shall give Parent (A) prompt written notice (and in any event within one Business Day) of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or offer to make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares, or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions of Section 262 of the DGCL, or agree or commit to do any of the foregoing. Any amount made available to the Paying Agent to pay for Dissenting Company Shares shall be returned to Parent upon demand.

2.8          Equity Awards.

(a)           Company RSUs. Parent will not assume any Company RSUs and at the Effective Time each Company RSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Price; multiplied by (ii) the total number of shares of Class A Common Stock subject to such Company RSU (the “Company RSU Consideration”). The payment of the Company RSU Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12.

(b)           Company Options. Parent will not assume any Company Options and at the Effective Time each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, will, by virtue of the Merger without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Price (less the exercise price per share attributable to such Company Option); multiplied by (ii) the total number of shares of Class A Common Stock issuable upon exercise in full of such Company Option (the “Option Consideration”). Notwithstanding anything to the contrary in this Agreement, with respect to Company Options for which the exercise price per share attributable to such Company Options is equal to or greater than the Per Share Price, such Company Options will be cancelled without any cash payment being made in respect thereof. The payment of the Option Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12.

(c)           Payment Procedures. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate (i) Company RSU Consideration owed to all holders of Company RSUs and (ii) Option Consideration owed to all holders of Company Options. As soon as practicable after the Closing Date, but in any event no later than the first regularly scheduled payroll date that is at least five Business Days following the Closing Date, the applicable holders of Company RSUs and Company Options will receive a payment from the Company or the Surviving Corporation (or applicable Subsidiary employer), through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Company RSUs or Company Options that are cancelled and converted pursuant to Section 2.8(a), or Section 2.8(b), as applicable. Notwithstanding the foregoing, if any payment owed to a holder of Company RSUs or Company Options pursuant to Section  2.8(a), or Section 2.8(b), as applicable, cannot be made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for the net amount of such payment to such holder, which check will be sent by overnight courier to such holder promptly, but in no event later than, two Business Days following the first regularly scheduled payroll date that is at least five Business Days after the Closing Date. Notwithstanding the foregoing, to the extent that any such amounts relate to a Company RSU that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU that will not trigger a tax or penalty under Section 409A of the Code.

(d)           Further Actions. The Company will take all action necessary to effect the cancellation of Company RSUs and Company Options upon the Effective Time and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). The Company will use its reasonable best efforts to ensure that following the Effective Time no participant in any Company Stock Plan or other Employee Plan will have any right thereto to acquire any equity securities of the Company, the Surviving Corporation or any of their respective Subsidiaries.

2.9          Exchange of Certificates.

(a)           Paying Agent. No less than 10 Business Days prior to the Closing Date, (i) Parent and the Company shall jointly select a nationally recognized bank or trust company to act as the paying agent for the Merger (the “Paying Agent”); and (ii) Parent shall enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent.

(b)           Payment Fund. At or prior to the Closing, Parent shall irrevocably deposit (or cause to be deposited) with the Paying Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Class A Common Stock pursuant to Section 2.7, an amount in cash equal to the aggregate consideration to which such holders of Class A Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) or (iv) mutual funds investing in one or more of any such assets (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Paying Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Paying Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation, as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Class A Common Stock as contemplated by Section 2.7.

(c)           Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record as of immediately prior to the Effective Time (other than holders of Owned Company Shares) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Class A Common Stock (other than Owned Company Shares) (the “Certificates” (if any)); or (ii) uncertificated shares of Class A Common Stock that represented outstanding shares of Class A Common Stock (other than Owned Company Shares) (the “Uncertificated Shares”) (A) in the case of Certificates, a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent); and (B) in the case of Certificates and Uncertificated Shares, instructions for effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Class A Common Stock represented by each such Certificate; by (y) the Per Share Price, subject to applicable withholding for any required Taxes pursuant to Section 2.12, and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Class A Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price, subject to applicable withholding for any required Taxes pursuant to Section 2.12, and the transferred Uncertificated Shares so surrendered will be cancelled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d)           DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that the Paying Agent shall transmit to DTC or its nominees on the first Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Class A Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Per Share Price.

(e)           Transfers of Ownership. If a transfer of ownership of shares of Class A Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the reasonable satisfaction of Parent or the Paying Agent that such transfer Taxes have been paid or are otherwise not payable.

(f)            Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Class A Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Class A Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the shares of Class A Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10       No Further Ownership Rights in Class A Common Stock. From and after the Effective Time, (a) all shares of Class A Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Class A Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Class A Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Class A Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the payment procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11       Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12       Required Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code or any applicable state, local or non-U.S. Tax Law. To the extent that such amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents publicly filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2018 and not less than three (3) Business Days prior to the date of this Agreement (other than any disclosures contained under the heading “Risk Factors” or included in any “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” or any other disclosures contained or referenced therein regarding risks or uncertainties to the extent that they are similarly predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1          Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority would not have a Company Material Adverse Effect. The Company is duly qualified, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction where the character of its properties owned, leased or operated or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of “good standing”), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Fourth Amended and Restated By-laws of the Company (the “Bylaws”), each as amended and in full force and effect as of the date of this Agreement.

3.2          Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transactions. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transactions have been duly and validly authorized and approved by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (whether considered in a proceeding at Law or in equity).

3.3          Company Board Approval; Opinion of Financial Advisory Firm; Anti-Takeover Laws.

(a)           Company Board Approval. The Company Board at a meeting duly called and held has unanimously adopted resolutions that (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Company Stockholders; (ii) approved and declared advisable this Agreement and the Transactions; (iii) recommended that the Company Stockholders adopt this Agreement; and (iv) directed that this Agreement be submitted to the Company Stockholders for their adoption (collectively, the “Company Board Recommendation”).

(b)           Opinion of Financial Advisory Firm. The Company Board has received the written opinion of Houlihan Lokey Capital, Inc. (the “Opinion Provider”), to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth therein, the Per Share Price to be received by the holders of shares of Class A Common Stock (other than Parent or any Affiliate of Parent, if applicable) pursuant to this Agreement is fair from a financial point of view to such holders. Such opinion has not been rescinded prior to the execution of this Agreement. A signed, true, correct and complete copy of such opinion will be made available to Parent for informational purposes only on a non-reliance basis (and after the execution and delivery by Parent of a non-reliance letter reasonably satisfactory to the Opinion Provider) promptly following receipt by the Company Board (and, in any event, within two (2) Business Days of the date hereof).

(c)           Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Board of Directors of the Company has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination,” within the meaning of Section 203 of the DGCL, shall not apply to the Company, the adoption of this Agreement or the approval of the Transactions.

3.4          Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Class A Common Stock entitled to vote on the Merger (the “Requisite Stockholder Approval”) is the only vote of the holders of Class A Common Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to consummate the Merger.

3.5          Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) require any consent or approval under, violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to, any Material Contract or Lease; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Transactions, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Company Material Adverse Effect.

3.6          Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) the applicable requirements of NASDAQ; (iv) the receipt of such consents from, or such registrations, declarations, notices or other filings made to or with, the FCC (including any review by the Telecom Committee in connection with any FCC filing) as are required in order to effect the transfer of control of the Communications Licenses granted to the Company or any Company Subsidiary or as are otherwise necessary to consummate the Merger and the other transactions contemplated hereby (the “FCC Consents”); (v) the receipt of such consents from, or such registrations, declarations, notices or filings made to or with, the State PSCs as are required in order to effect the transfer of control of the Communications Licenses granted to the Company or any Company Subsidiary or as are otherwise necessary to consummate the Merger and the other transactions contemplated hereby (the “PSC Consents”); (vi) the receipt of such consents from, or such registrations, declarations, notices or filings made to or with, governments of counties, municipalities and any other subdivisions of a United States state (collectively, “Localities”) in connection with the provision of telecommunication and media services as are required in connection with the Transactions (the “Local Consents”); and (vii) such other Consents the failure of which to obtain would not have a Company Material Adverse Effect.

3.7          Company Capitalization.

(a)           Capital Stock. The authorized capital stock of the Company consists of (i) 10,000,000 shares of Class A Common Stock; and (ii) 250,000 shares of Class B Common Stock. As of the close of business on July 24, 2020 (such time and date, the “Capitalization Date”), (A) 3,421,794 shares of Class A Common Stock were issued and outstanding; (B) no shares of Class B Common Stock were issued and outstanding; and (C) no shares of Class A Common Stock or Class B Common Stock were held by the Company as treasury shares. All issued and outstanding shares of Class A Common Stock are validly issued, fully paid, nonassessable and free of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(b)           Stock Reservation. As of the Capitalization Date, the maximum number of shares of Class A Common Stock that may be issued pursuant to the Company Stock Plans is 250,000, plus any shares of Class A Common Stock that were subject to awards granted under the Company’s 2014 Stock Incentive Plan and that cease to be subject to such awards by forfeiture or otherwise after the effective date of the Company’s 2018 Stock Incentive Plan as of May 10, 2018, which represent, in the aggregate, a maximum of 31,557 shares of Class A Common Stock. As of the Capitalization Date, there were (i) outstanding Company Options to acquire 114,250 shares of Class A Common Stock; and (ii) 18,978 shares of Class A Common Stock subject to outstanding Company RSUs (assuming the achievement of all applicable performance goals at the highest relevant performance levels and the full vesting of such Company RSUs). From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued, reserved for issuance or granted any Company Securities (as defined below), other than pursuant to the exercise of Company Options or the vesting and settlement of Company RSUs, in each case, which were granted prior to the date of this Agreement and outstanding as of the Capitalization Date and disclosed in the prior sentence, in accordance with their terms. Section 3.7(b) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option and Company RSU and, with respect to each, (i) the date of grant and (ii) the exercise or purchase price thereof, if applicable.

(c)           Company Securities. Except as set forth in Section 3.7(a) or Section 3.7(b), as of the Capitalization Date, there were (i) no outstanding or authorized shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding restricted stock, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Class A Common Stock, the “Company Securities”); (vi) except for this Agreement and the Voting Agreement, no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that (A) obligates it to repurchase, redeem or otherwise acquire any Company Securities or (B) to provide any funds to or make any investment (in the form of a loan, capital contribution, guarantee, credit enhancement or otherwise) in or assume any liability with respect to (x) any Subsidiary of the Company that is not wholly owned by the Company or (y) any other Person. There are no accrued and unpaid dividends with respect to any outstanding shares of Class A Common Stock. The Company is not party to a stockholder rights agreement and does not have a stockholder rights plan, “poison pill” or other similar antitakeover agreement or plan in effect, and the Company Board has not adopted or authorized the adoption of such an agreement or plan

(d)            Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8          Subsidiaries.

(a)           Each of the Subsidiaries of the Company (the “Company Subsidiaries”) (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, in each case, as would not have a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction where the character of its properties owned, leased or operated or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

(b)           Section 3.8 (b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) each Subsidiary of the Company, the jurisdiction of organization or formation and tax classification of each such Subsidiary and the ownership interest of the Company in each such Subsidiary and (ii) any other Person in which the Company or any Subsidiary of the Company owns any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of. Other than as disclosed in Section 3.8 (b) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock, other voting securities or other equity interests of each Subsidiary of the Company free and clear of all liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and are not subject to and were not issued in violation of any preemptive rights or similar right, purchase option, call or right of first refusal or similar right in favor of any Person other than the Company or a Subsidiary of the Company. There are no other securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of such Subsidiary or options or other rights to acquire from such Subsidiary, and no obligation of such Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the such Subsidiary. No Subsidiary of the Company owns any shares of capital stock or other Securities of the Company.

3.9          Company SEC Reports.

(a)           Since January 1, 2018, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (such forms, reports and documents filed on or after January 1, 2018, the “Company SEC Reports”). Each Company SEC Report complied, as of the date it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), in all material respects with the applicable requirements of the applicable Laws, including the Exchange Act, in effect on the date that such Company SEC Report was filed. As of the date it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

(b)           None of the Company SEC Reports is the subject of any unresolved or outstanding SEC comment nor, to the Knowledge of the Company, is the subject of ongoing SEC review. There has been no material correspondence between the SEC and the Company since January 1, 2018 that is not set forth in the Company SEC Reports or that has not otherwise been disclosed to Parent prior to the date hereof.

3.10       Company Financial Statements; Internal Controls.

(a)           Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company and its Subsidiaries filed with, or incorporated by reference in, the Company SEC Reports (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q under the Exchange Act with respect to any financial statements filed on Form 10-Q under the Exchange Act); (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments); and (iii) as of their respective filing dates with the SEC (if amended, as of the date of the last such amendment, with respect to the consolidated financial statements that are or amended or restated therein), complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC. Since January 1, 2018, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto. Since January 1, 2018, neither the Company nor any Company representative has received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls.

(b)           Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are effective in providing reasonable assurance that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2019, and such assessment concluded that such system was effective. Since January 1, 2018, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. The Company is, and has been since January 1, 2018, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NASDAQ. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extension of credit” to directors or executive officers of the Company prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)           Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company has not identified any (i) material weakness in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; or (ii) fraud or allegation of fraud, whether or not material, that involves (or involved) the Company’s management or other employees who have (or had) a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

3.11       No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020; (b) expressly arising pursuant to this Agreement or incurred in connection with the Transactions; (c) incurred in the ordinary course of business since March 31, 2020 (other than liabilities with respect to the breach of any Contract by the Company or any of its Subsidiaries); or (d) that would not have a Company Material Adverse Effect.

3.12       Absence of Certain Changes. Since the date of the Audited Company Balance Sheet through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business, except as contemplated by this Agreement (b) the Company has not taken any action that, if taken or proposed to be taken after the date hereof, would be prohibited by Section 5.2 and (c) there has not been any Effect that, individually or taken together with all other Effects, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.13       Material Contracts.

(a)           List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to or by which the Company or any of its Subsidiaries is a party or is bound (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract). The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

(b)           Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid, binding and enforceable on the Company or each Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default, or has received notice of breach of or default, pursuant to any such Material Contract, except for such failures to be in full force and effect that would not have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not have a Company Material Adverse Effect.

3.14       Suppliers and Customers. Section 3.14(a) of the Company Disclosure Letter sets forth the suppliers of the Company and its Subsidiaries to whom the Company and its Subsidiaries have paid more than $300,000 during the 12 months prior to the date hereof (the “Material Suppliers”). To the Knowledge of the Company, since January 1, 2019, no Material Supplier has (a) canceled or otherwise terminated, or threatened in writing to cancel or otherwise to terminate, its relationship with the Company or its Subsidiaries; or (b) decreased materially, or threatened in writing to decrease materially or limit materially, the amount of business that any such Material Supplier presently engages in or presently conducts with the Company and its Subsidiaries in the ordinary course of business. Section 3.14(b) of the Company Disclosure Letter sets forth the top twenty (20) customers of the Company and its Subsidiaries (based on total revenue received by the Company and its Subsidiaries from such customers during the 12 months prior to the date hereof) (the “Material Customers”). To the Knowledge of the Company, since January 1, 2019, no Material Customer has (a) canceled or otherwise terminated, or threatened in writing to cancel or otherwise to terminate, its relationship with the Company or its Subsidiaries; or (b) decreased materially, or threatened in writing to decrease materially or limit materially, the amount of business that any such Material Customer presently engages in or presently conducts with the Company and its Subsidiaries in the ordinary course of business.

3.15       Real Property.

(a)           Section 3.15(a) of the Company Disclosure Letter contains a correct and complete list, as of the date hereof, of each parcel of real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). The Company or its applicable Subsidiary has good and marketable fee simple title to all Owned Real Property, subject only to any Permitted Liens.

(b)           Section 3.15(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing material leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens); (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach of or default pursuant to any Lease and (iii) there are no material subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy in excess of 2,000 square feet of the Leased Real Property.

3.16       Environmental Matters. Since January 1, 2018, except for any noncompliance that would not have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are and have been in compliance with all applicable Environmental Laws, (b) neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company or any Subsidiary has violated any applicable Environmental Law, (c) neither the Company nor any of its Subsidiaries has released any Hazardous Substances in violation of or in a manner which could reasonably be expected to result in material liability pursuant to any applicable Environmental Law and (d) neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any liability for any investigation, cleanup, removal or remediation of or exposure to any Hazardous Substances pursuant to any Environmental Law.

3.17          Intellectual Property.

(a)               Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been filed in the name of, or issued or registered except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company has maintained all Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices and (ii) unless otherwise specified in Section 3.17(a) of the Company Disclosure Letter, the material Company Registered Intellectual Property listed therein is subsisting and, if registered, to the Knowledge of the Company, is valid and enforceable.

(b)               Except as would not have a Company Material Adverse Effect, the Company or any of its Subsidiaries, as applicable, owns, or is licensed or otherwise possesses adequate rights to use, all Company Intellectual Property used in their respective businesses as currently conducted; provided, however, that the representation and warranty in this Section 3.17(b) shall not constitute or be deemed or construed as any representation or warranty with respect to any infringement, misappropriation or violation of any Company Intellectual Property, which is exclusively addressed in Section 3.17(d).

(c)               Except as would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are no pending (or since January 1, 2018, to the Knowledge of the Company, threatened) claims by any Person (i) alleging infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or (ii) challenging the ownership, validity or enforceability of any Company Intellectual Property, and in each case of (i) and (ii), and, to the Knowledge of the Company, there is no existing fact or circumstance that would give rise to any such claim.

(d)               Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2018, (i) the conduct of the business of the Company and its Subsidiaries has not infringed, misappropriated or violated any Intellectual Property of any Person and (ii) to the Knowledge of the Company, no Person has infringed, misappropriated or violated any Company Intellectual Property.

(e)               Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) to the Knowledge of the Company, the computer systems owned and used by the Company and its Subsidiaries are free from bugs and other defects and do not contain any “virus”, “worm”, “spyware” or other malicious software and (ii) to the Knowledge of the Company, there has been no material failure of the computer systems owned and used by the Company and its Subsidiaries since January 1, 2018.

(f)                The Company and its Subsidiaries (i) maintain a privacy policy that is posted on a public-facing website owned by the Company or one of its Subsidiaries, (ii) take commercially reasonable measures to protect the security of the computer systems owned and used by the Company or any of its Subsidiaries and the Company Intellectual Property, including the confidentiality of the material Trade Secrets owned by the Company or any of its Subsidiaries and (iii) comply in all material respects with their respective internal written policies regarding the collection, use and disclosure of personally identifiable information. The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all Laws applicable to the Company or its Subsidiaries with respect to the processing of credit card information, including the Payment Card Industry Data Security Standards.

(g)               Except as would not reasonably be expected to be material to the Company, (i) the Company and its Subsidiaries have complied with all applicable privacy and data protection Laws applicable to their respective businesses; and (ii) no written notices have been received by, and no written claims have been asserted by any third Person (including any Governmental Authority) against, the Company or any of its Subsidiaries, alleging any violation of any privacy or data protection Laws and, to the Knowledge of the Company, there is no existing fact or circumstance that would give rise to any such claim.

3.18          Tax Matters.

(a)               The Company and each of its Subsidiaries have timely filed or have caused to be timely filed (taking into account valid extensions) all income and other material Tax Returns required to be filed by any of them and each such Tax Return is true, correct and complete in all material respects.

(b)               The Company and each of its Subsidiaries have paid, have caused to be paid, or have adequately reserved (in accordance with GAAP) for the payment of, all material Taxes that are required to be paid by any of them, whether or not shown on any Tax Return.

(c)               The Company and each of its Subsidiaries have withheld with respect to their employees, independent contractors, shareholders, creditors and all other third parties all material Taxes required to be withheld, and all such withheld Taxes have been either (i) duly and timely paid to the appropriate Governmental Authority or (ii) properly set aside in accounts for such purpose and will be duly and timely paid to the appropriate Governmental Authority. The Company and its Subsidiaries have adequately reserved, in accordance with GAAP, for the payment of all material withholding Taxes the payment of which has been deferred pursuant to Section 2302 of the CARES Act.

(d)               No material audits or other examinations, or any contest or proceeding, with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries, and no request for any such waiver or extension is currently pending. No claim has been made by a Governmental Authority in any jurisdiction where any of the Company or its Subsidiaries does not file a Tax Return that either the Company or any of its Subsidiaries is or may be subject to material taxation by, or is required to file any Tax Return in, such jurisdiction, which claim has not been fully resolved.

(e)               No Governmental Authority has asserted in writing any material deficiency or material claim for Taxes or any material adjustment to Taxes with respect to which the Company or any of its Subsidiaries may be liable which has not been adequately reserved (in accordance with GAAP), fully paid, or finally settled. There are no Liens for Taxes, other than Permitted Liens, on the assets of the Company or any of its Subsidiaries.

(f)                Neither the Company nor any of its Subsidiaries (i) has engaged in a “listed transaction” described in Treasury Regulation § 1.6011-4(b)(2), or any analogous provision of state, local or non-U.S. Tax Law; (ii) has entered into a material closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or non-U.S. Tax Law; or (iii) has requested, or is subject to, any private letter ruling of the IRS or a comparable ruling of any other Governmental Authority.

(g)               Neither the Company nor any of its Subsidiaries (i) is a party to, bound by, or has any liability under, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business and the primary purpose of which is unrelated to Taxes, or any agreement solely among the Company and its Subsidiaries (or a subset thereof); or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law), as a transferee or successor, or otherwise by operation of Law.

(h)               In the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(i)                 Neither the Company nor any of its Subsidiaries will be required to (i) include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of Section 481 of the Code or (ii) include any amount in taxable income, or pay any tax liability, in any taxable period (or portion thereof) ending after the Closing Date as a result of the application of Section 965 of the Code (including by virtue of an election under Section 965(h) of the Code).

3.19          Employee Plans.

(a)               Employee Plans. Section 3.19(a) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of all (i) “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) other employment, consulting, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, retention, change of control, fringe, welfare or other similar employee benefit plans, programs, Contracts, policies or binding arrangements maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former officer, employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, except for any benefit or compensation plan or arrangement maintained, or required to be maintained, by a Governmental Authority (clauses (i) and (ii) collectively, the “Employee Plans”). With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent (A) true and complete copies of the current plan document (or, in the case of any unwritten Employee Plans, written descriptions thereof), including any amendments thereto (B) and copies of (i) the most recent annual report on IRS Form 5500 filed with the United States Department of Labor, including all schedules thereto; (ii) the most recent determination letter or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the most recent summary plan description; (iv) any related trust agreement or other funding arrangement currently in effect; (v) the most recent withdrawal liability estimate for any Employee Plan; and (vi) any notices to or from the IRS or any office or representative of the United States Department of Labor or any Governmental Authority since January 1, 2017, relating to any compliance issues in respect of any such Employee Plan.

(b)               Absence of Certain Plans. Neither the Company nor any of its Subsidiaries maintains, sponsors or participates in, contributes to or has any liability in respect of, or has in the past six (6) years maintained, sponsored, participated in, contributed to, or had any liability in respect of (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA) subject to Title IV of ERISA; (ii) a plan (including a Multiple Employer Plan) subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), nor does the Company or any of its Subsidiaries have, or in the past six (6) years had, any liability with respect to such plans resulting from any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to Section 414(b) or (c) of the Code (an “ERISA Affiliate”).

(c)               Compliance. With respect to each Employee Plan (other than any Employee Plan that is a Multiple Employer Plan), such Employee Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code. With respect to each Multiple Employer Plan, to the Knowledge of the Company, such Multiple Employer Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Laws, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or can rely on an opinion letter as to its qualification and, to the Knowledge of the Company, nothing has occurred since the date of such determination letter or opinion letter that would reasonably be expected to cause the loss of such qualification.

(d)               Employee Plan Legal Proceedings. Since January 1, 2017, the Company has received no notice that there are Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits, except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries . To the Knowledge of the Company, no individual has been improperly excluded from participation in any Company Employee Benefit Plan that has resulted in, or could reasonably be expected to result in, a material liability to the Company or its Subsidiaries.

(e)               No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers or employees has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan.

(f)                No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides post-termination or retiree life insurance, health or other welfare benefits to any person, except pursuant to Section 4980B of the Code or any other Law.

(g)               Transaction Payments; Section 280G. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will result in or cause (i) the accelerated vesting, funding or delivery of, or increase the amount of, any compensation, payment or benefit to any current or former officer, employee, director or independent contractor of the Company or any of its Subsidiaries, (ii) the payment of severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (iii) any contributions or payments to fund any obligations under any Employee Plans, or cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any Employee Plan, (iv) any limitation or restriction to the right to amend, terminate or transfer the assets of any Employee Plan, (v) any forgiveness of indebtedness under any Employee Plan or (vi) the payment of any amount that would, individually or in combination with any other such payment, would be characterized as a parachute payment within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation or commitment to “gross up” or otherwise compensate, indemnify or reimburse any Person with respect to Taxes under Section 409A or 4999 of the Code or any similar provision under applicable local Law.

3.20          Labor Matters.

(a)               Union Activities. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor union contract (each, a “Collective Bargaining Agreement”). To the Knowledge of the Company, there are no pending labor organizing activities with respect to any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. No Collective Bargaining Agreement is currently being negotiated by the Company or any of its Subsidiaries. There is no material strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened directly against the Company or any of its Subsidiaries.

(b)               Compliance. The Company and its Subsidiaries are in material compliance with all Labor Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to result in a material Liability, (i) all individuals classified and treated by the Company or any of its Subsidiaries as consultants, temporary workers, leased employees or independent contractors, on a full-time or part-time basis, are properly classified and treated as such under all applicable Laws; and (ii) all employees of the Company or any of its Subsidiaries characterized and treated as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified as such.

(c)               Immigration Compliance. Except for matters that, individually or in the aggregate, have not had and could not reasonably be expected to result in a material Liability, the Company and all of its subsidiaries maintain valid and properly prepared Form I-9s for (i) all persons currently employed, regardless of their date of hire, (ii) all persons whose employment was terminated during the last year, regardless of their date of hire, and (iii) all persons first employed for any length of time during the last three years, whether or not they are currently employed. To the Knowledge of the Company, all employees of the Company and its Subsidiaries are authorized by Law to work in the United States, and neither the Company nor its Subsidiaries have any reports or information to indicate otherwise.

(d)               No Harassment Issues. Within the past three (3) years, (i) neither the Company nor any of its Subsidiaries has entered into a settlement agreement with any employee resolving allegations of sexual harassment by either an officer or an employee of the Company or any of its Subsidiaries, and (ii) there have not been any actions pending or, to the Knowledge of the Company, threatened, against or related to the Company or any of its Subsidiaries, in each case, involving allegations of sexual harassment by any employee of the Company or its subsidiaries in a managerial or executive position.

(e)               Senior Management. No senior management employee of the Company or any of its Subsidiaries has given written notice to the Company or one of its Subsidiaries that such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.

(f)                WARN. There has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act in the United States or any similar Law in any other jurisdiction (“WARN Act”)) with respect to the Company or any of its Subsidiaries within the past six months. Neither the Company nor any of its Subsidiaries has incurred any liability under the WARN Act that remains unsatisfied.

3.21          Licenses. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries hold, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Licenses”) that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries comply with the terms of all Licenses, and no suspension or cancellation of any of the Licenses is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have a Company Material Adverse Effect.

3.22          Compliance with Laws. Since January 1, 2018, the Company and each of its Subsidiaries is in compliance with and not in conflict with, or in default or violation of, all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that would not have a Company Material Adverse Effect. Since January 1, 2018, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Authority regarding any actual or alleged failure to comply with any Law, except as would not have a Company Material Adverse Effect.

3.23          Legal Proceedings; Orders.

(a)               No Legal Proceedings. Since January 1, 2018, there have not been, any Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of their respective properties or assets, except as would not have a Company Material Adverse Effect. There are no settlements of any Legal Proceedings to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound that are material to the Company and its Subsidiaries, taken as a whole, and under which the Company or any of its Subsidiaries have material continuing obligations. Since January 1, 2018, (i) no allegations of sexual harassment have been made against any current or former director, officer or employee of the Company or any of its Subsidiaries at or above the vice president or equivalent level, and (ii) neither the Company nor any of the Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or misconduct by any current or former director, officer or employee of the Company or any of its Subsidiaries at or above the vice president or equivalent level.

(b)               No Orders. Except as would not have a Company Material Adverse Effect, since January 1, 2018, neither the Company nor any of its Subsidiaries is, or has been, subject to any order that would prevent or delay the consummation of the Transactions or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement. There are no SEC inquiries, investigations or reviews, other inquiries or investigations or review by any Governmental Authority or internal investigations or reviews pending or, to the knowledge of the Company, threatened, with respect to the Company or any of its Subsidiaries or any of their respective Company assets, except for those that would not have a Company Material Adverse Effect.

3.24          Insurance. The Company and its Subsidiaries have all material policies of insurance and fidelity bonds covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries (the “Insurance Policies”). Section 3.24 of the Company Disclosure Letter sets forth a true, correct and complete list of, and the Company has made available to Parent the Insurance Policies. All of the Insurance Policies or renewals thereof are in full force and effect, the Company and its Subsidiaries are in compliance with the terms of such Insurance Policies and no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not have a Company Material Adverse Effect. There is no claim by the Company or any Subsidiary of the Company pending under any Insurance Policies that has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business, except as would not have a Company Material Adverse Effect.

3.25          Related Person Transactions. Except for compensation, benefit or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders (a “Related Person Contract”). To the Company’s Knowledge, any such Related Person Contract, as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company or its Subsidiaries in a similar transaction with an unaffiliated third party. No counterparty to a Related Person Contract owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any vendor or other independent contractor of the Company or any of its Subsidiaries, or any Person that has a Contract with the Company or any of its Subsidiaries.

3.26          Brokers. Except for the Opinion Provider and Lazard Middle Market LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of any of the Transactions. The Company has made available to Parent a true, correct and complete copy of all Contracts pursuant to which the Opinion Provider, Lazard Middle Market LLC or any other Person in entitled to any fee, commission or expenses in connection with the Transactions. Section 3.26 of the Company Disclosure Letter sets forth a good faith estimate, as of the date of this Agreement, of all brokerage, finders’, advisory or similar fees and expenses incurred or payable, or to be incurred or payable, by the Company or the Company Subsidiaries in connection with this Agreement and the consummation of the Transactions.

3.27          Anti-Corruption Compliance. Except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company and when acting on behalf of the Company or its Subsidiaries, any officer, director or employee of the Company or its Subsidiaries has, since January 1, 2018, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity or Persons; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; or (iii) violated or is in violation of applicable the United States Foreign Corrupt Practices Act or any other applicable anti-corruption Laws.

3.28          Regulatory Matters.

(a)               Except for such Licenses the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries have obtained all Communications Licenses necessary (i) to conduct their businesses as presently conducted and (ii) to place, keep or otherwise locate the Network in or on public property owned or otherwise held by a municipality or other Government Authority.

(b)               Each Communications License granted to the Company or any of its Subsidiaries is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, would not, individually or in the aggregate, have a Company Material Adverse Effect. No Communications License granted to the Company or any of its Subsidiaries is subject to (A) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or would not have, individually or in the aggregate, a Company Material Adverse Effect, (B) any pending proceeding by or before a Governmental Authority to suspend, revoke or cancel such Communications License, or any judicial review of a decision by a Governmental Authority with respect thereto, unless such pending proceeding or judicial review would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, there has not been any event, condition or circumstance that would preclude any Communications License granted to the Company or any of its Subsidiaries from being renewed in the ordinary course (to the extent that such Communications License is renewable by its terms), except where the failure thereof to be renewed would not be material to the business of the Company.

(c)               Since January 1, 2015, the holder of each Communications License granted to the Company or any of its Subsidiaries has been in compliance with such Communications License and has fulfilled and performed all of its obligations with respect thereto and the Communications Laws, including (x) all reports, notifications and applications required under any applicable Communications Law and (y) the payment of all regulatory fees, assessments and contributions, except (A) for exemptions, waivers or similar concessions or allowances under the Communications Laws, and (B) where such failure of such licensee to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)               Section 3.28(d) of the Company Disclosure Letter contains a correct and complete list of all Communications Licenses granted to the Company or any of its Subsidiaries, together with the name of the entity holding such Communications License.

(e)               Without limiting the foregoing or Section 3.18, since January 1, 2015, the Company and its Subsidiaries have filed all required Universal Service Fund reports and all such filings were, when made, true, correct and complete and in accordance with existing precedent of the relevant Governmental Authority. At the Closing, the Company and its Subsidiaries shall have paid all federal and state Universal Service Contributions billed by Fund Administrators and due and payable prior to the Closing Date. At the Closing, the Company and its Subsidiaries shall have filed all forms that were due on or prior to the Closing Date, and retained all supporting documentation, necessary for the Fund Administrators to calculate its Universal Service Contributions. Where such forms are not due to be filed until after the Closing Date, the Company and its Subsidiaries shall also have compiled and retained all documentation needed to file any forms necessary for the Fund Administrators to calculate Universal Service Contributions for the period prior to the Closing Date. Except as would not have a Company Material Adverse Effect, (i) since January 1, 2017, none of the Company and its Subsidiaries has been the subject of any enforcement, Action, fine, penalty or interest related to Universal Service Subsidies or Universal Service Contributions and, to the Knowledge of the Company, no such enforcement, Action, fine, penalty or interests is threatened, (ii) there is no audit, examination or similar proceeding currently in progress or pending with respect to Universal Service Subsidies or Universal Service Contributions of the Company and its Subsidiaries and (iii) none of the Company or any of its Subsidiaries has received any written or, to the Knowledge of the Company, other notice indicating any intent to open an audit (or other review) or request for information related to Universal Service Subsidies or Universal Service Contributions from any Fund Administrator or other Governmental Authority.

(f)                Without limiting the foregoing, since January 1, 2017, the Company and its Subsidiaries have been in compliance in all material respects with (i) the FCC’s requirements for receipt of CAF-ICC, Connect America Fund Broadband Loop Support (“CAF-BLS”), Universal Service High Cost Loop (“USF HCL”), Alternative Connect America Model I (“A-CAM”), Revised Alternative Connect America Model I (“Revised A-CAM I”) and Alternative Connect America Model II (“A-CAM II”) funding including but not limited to meeting all broadband deployment milestones applicable to the Company and its Subsidiaries, (ii) the requirements for receipt of funding from the Alabama Transition Service Fund and Alabama Broadband Accessibility Fund, and (iii) the requirements for receipt of funding from the Maine Universal Service Fund.

3.29          Retransmission Consent and Must-Carry; Rate Regulation; Copyright Compliance. Except in each case as would not have a Company Material Adverse Effect:

(a)               Each station carried on each System is carried pursuant to a retransmission consent agreement, “must-carry” election or other Programming Agreement. Since January 1, 2017, the Company and its Subsidiaries have complied with the must carry, retransmission consent, and commercial leased access provisions of the Cable Act. Since January 1, 2017, the Company and its Subsidiaries have not received any notice from any Governmental Authority with respect to an intention to enforce customer service standards pursuant to the Cable Act and the Company and its Subsidiaries have not agreed with any Governmental Authority to establish customer service standards that exceed the standards in the Cable Act.

(b)               Other than with respect to must-carry obligations, since January 1, 2017, no written notices or demands have been received from the FCC or from any television station or from any other Person or Governmental Authority (i) challenging the right of any System to carry any television broadcast station or deliver the same or (ii) claiming that any System failed to carry a television broadcast station required to be carried pursuant to the Communications Act or has failed to carry a television broadcast station on a channel designated by such station consistent with the requirements of the Communications Act.

(c)               Each System is in compliance in with the provisions of the Cable Act relating to the rates and other fees charged to subscribers of the System. The Company and its Subsidiaries have established rates charged to subscribers that are allowable under the Cable Act and any authoritative interpretation thereof, to the extent such rates are subject to regulation by any Governmental Authority, including any local franchising authority and the FCC.

(d)               The Company and its Subsidiaries have, in the past three years, complied with, and each System is in compliance with, the specifications set forth in Part 76, Subpart K of the rules and regulations of the FCC, Section 111 of the Copyright Act and the rules and regulations of the U.S. Copyright Office, the Register of Copyrights and the Copyright Royalty Tribunal and the Cable Act.

(e)               Since January 1, 2017, the Company and its Subsidiaries have filed with the U.S. Copyright Office all statements of account and other documents and instruments and has paid all royalties, supplemental royalties, fees and other sums to the U.S. Copyright Office under the Copyright Act with respect to each System as are required to obtain, hold and maintain the compulsory copyright license for cable television systems prescribed in Section 111 of the Copyright Act. Since January 1, 2017, the Company and its Subsidiaries have not been notified or otherwise advised of any inquiry, claim, action or demand pending before the U.S. Copyright Office or any other Person that questions the copyright filings or payments made by the Company and its Subsidiaries with respect to the Systems. The Company and its Subsidiaries have made all requisite filings and payments with the Register of Copyrights and is otherwise in compliance with all applicable rules and regulations of the U.S. Copyright Office.

3.30          Network Facilities. Except in each case as would not have a Company Material Adverse Effect:

(a)               The Company has made available to Parent the file described on Section 3.30(a) of the Company Disclosure Letter, which file sets forth, as of the date hereof, maps maintained by each Company or its Subsidiaries showing the route and location of the Network Cable which comprises the Network of the Company and its Subsidiaries (the “Network Facilities Maps”) including: (i) the routes and locations of all fiber optic lines and other cabling owned by the Company and its Subsidiaries; (ii) the routes and locations of all fiber optic lines and other cabling that the Company and its Subsidiaries leases or obtains from others; (iii) the number and location of all regeneration sites in the Network and (iv) locations (transmitting and receiving) of wireless facilities in the Network of the Company and its Subsidiaries. The Network Facilities Maps are complete and accurate in all material respects. The Company and its Subsidiaries have good title or valid rights of use over all Network Cables.

(b)               The Network is in good working condition, subject to ordinary wear and tear.

(c)               During the past two (2) years, neither Company nor its Subsidiaries has been obligated to make any material payments to any customers for failure to satisfy applicable “Service Level Agreements” with the customers of any Company or its Subsidiaries.

(d)               The Company and its Subsidiaries have good and valid title to or otherwise have the right to use, and have adequate rights of access to, all material items and equipment used to operate and maintain the Network and such items and equipment are in good operating condition and repair, subject to normal wear and tear.

3.31          Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or any of its Subsidiaries for inclusion in the Proxy Statement or any Other Required Company Filing will not, at the time the Proxy Statement or such Other Required Company Filing is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to the information supplied by Parent, Merger Sub or the Opinion Provider for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing.

3.32          Exclusivity of Representations and Warranties.

(a)               No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and other than in the case of Fraud:

(i)               neither Parent, Merger Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent, Merger Sub or any of their respective Subsidiaries or any of their respective businesses, operations or otherwise in connection with this Agreement or the Transactions;

(ii)              no Person has been authorized by Parent, Merger Sub, any of their respective Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Parent, Merger Sub, any of their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives as having been authorized by Parent, Merger Sub, any of their respective Subsidiaries or any of their respective Affiliates or Representatives (or any other Person); and

(iii)             the representations and warranties made by the Parent and Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and Parent and Merger Sub hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)               No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)               any representation or warranty, express or implied;

(ii)              any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives, in connection with presentations by the management of Parent or Merger Sub or any of their respective Affiliates or Representatives or in any other forum or setting; or

(iii)             the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1              Organization; Good Standing.

(a)               Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)               Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(c)               Organizational Documents. Parent has made available to the Company true, correct and complete copies of the Organizational Documents of Parent and Merger Sub, as applicable, each as amended and in full force and effect as of the date of this Agreement. Neither Parent nor Merger Sub is in violation of its Organizational Documents except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.2              Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Transactions. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Transactions have been duly and validly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (whether considered in a proceeding at Law or in equity).

4.3              Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) require any consent or approval under, violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming compliance with the matters referred to in Section 4.4, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4              Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) the applicable requirements of NASDAQ; (iv) the FCC Consents; (v) the PSC Consents; (vi) the Local Consents; and (vii) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.5              Legal Proceedings; Orders.

(a)               No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent, Merger Sub or any of their respective properties or assets that would, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)               No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6              Ownership of Class A Common Stock. As of the date of this Agreement, Parent, Merger Sub and their respective directors, officers, general partners and Affiliates and, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) own (directly or indirectly, beneficially or of record) zero shares of Class A Common Stock and (ii) have the right to acquire zero shares of Class A Common Stock.

4.7              Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of any of the Transactions.

4.8              Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Transactions, and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Financing Letters, the Guarantee and this Agreement or those incident to their formation or incurred in connection with this Agreement and the Transactions. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9              No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub that is necessary pursuant to applicable Law or its Organizational Documents to approve this Agreement and consummate the Merger.

4.10          Guarantee. Concurrently with the execution and delivery of this Agreement, Guarantors have delivered to the Company a true, correct and complete copy of the Guarantee, duly executed by Guarantors in favor of the Company. The Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of Guarantors, enforceable against them in accordance with its terms, except as such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (b) is subject to general principles of equity. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default, breach or failure to satisfy a condition on the part of Guarantors under the Guarantee.

4.11          Financing.

(a)               Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) a duly executed equity commitment letter, dated as of the date of this Agreement, between Parent and Guarantors (the “Equity Commitment Letter”) pursuant to which Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding a portion of the aggregate value of the Merger (the “Equity Financing”); and (ii) duly executed debt commitment letters, dated as of the date of this Agreement, among Parent, Merger Sub and the Financing Sources thereto (including all exhibits, schedules and annexes thereto, as may be amended or modified in accordance with the terms hereof and thereof, the “Debt Commitment Letters” and, together with the Equity Commitment Letter and the Fee Letters, the “Financing Letters”) and any other agreements related thereto, pursuant to which the Financing Sources thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding a portion of the aggregate value of the Merger (including the repayment, prepayment or discharge of certain outstanding Indebtedness of the Company and its Subsidiaries as specified therein) (together with any Alternate Debt Financing, the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the Company a true, correct and complete copy of any fee letter (which may be redacted so long as no redaction covers terms that would adversely affect the amount, timing, conditionality, availability or termination of the Debt Financing) in connection with the Debt Commitment Letters (any such letter, a “Fee Letter”). The Equity Commitment Letter provides that (A) the Company is an express third party beneficiary thereof; and (B) Parent and Guarantors have waived any defenses to the enforceability of such third party beneficiary rights.

(b)               No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended or modified, except as permitted by the Financing Letters and disclosed in writing to the Company; (ii) no such amendment or modification is contemplated, except as contemplated by the Financing Letters; and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated or rescinded in any respect by Parent, Merger Sub and any of their respective Affiliates, or to the knowledge of Parent, Merger Sub and any of their respective Affiliates, any other party thereto, and no such withdrawal, termination or rescission is contemplated by Parent, Merger Sub and any of their respective Affiliates, or to the knowledge of Parent, Merger Sub and any of their respective Affiliates, by any other party thereto. As of the date of this Agreement, there are no other Contracts, side letters or arrangements to which Parent, Merger Sub or any of their respective Affiliates is a party relating to the Financing which have not been disclosed to the Company and that could (A) affect the conditionality or availability of the Financing or reduce the aggregate principal amount of the Financing below the amount required to pay the Required Amount (as defined below) on the Closing Date, (B) materially delay or prevent the Closing, (C) make the funding of the Debt Financing or the Equity Financing less likely to occur or (D) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Letters.

(c)               Sufficiency of Financing. Assuming, (A) the Financing is funded in accordance with the Financing Letters, (B) the accuracy in all material respects of the Company’s representations and warranties set forth in Article III of this Agreement and (C) the performance by the Company of the covenants and agreements contained in this Agreement, the aggregate proceeds contemplated to be provided by the Financing Letters will be sufficient to (i) make all payments contemplated by this Agreement (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of, and interest on, certain outstanding Indebtedness of the Company or any of its Subsidiaries as specified in the Debt Commitment Letters; and (iii) pay all fees and expenses required to be paid in connection with the consummation of the Transactions, including those required to be paid at the Closing by the Company, Parent or Merger Sub in connection with the Merger and the Financing (the “Required Amount”).

(d)               Validity. The Financing Letters (in the forms delivered by Parent to the Company) are in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Parent, Merger Sub and, to the knowledge of Parent, the other parties thereto (including, with respect to the Equity Commitment Letter, Guarantors), as applicable, enforceable against Parent, Merger Sub and, to the knowledge of Parent, the other parties thereto, as applicable, in accordance with their terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (ii) is subject to general principles of equity. Other than as expressly set forth in the Financing Letters, there are no conditions precedent or other contingencies (express or implied) related to the funding of the full proceeds of the Financing pursuant to any agreement relating to the Financing to which Guarantors, Parent, Merger Sub or any of their respective Affiliates is a party. Neither Parent, nor to the knowledge of Parent, any of the other parties thereto, is in violation or breach of any of the terms or conditions set forth in the Financing Letters, and as of the date of this Agreement, to the knowledge of Parent, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (A) constitute a default, breach or failure to satisfy a condition precedent set forth in the Financing Letters, or (B) result in any portion of the Financing being unavailable on the Closing Date, assuming the conditions to the Financing are satisfied. As of the date of this Agreement, Parent has no reason to believe that (1) it will be unable to satisfy on a timely basis any term or condition set forth in the Financing Letters or this Agreement to the funding of the full amount of the Financing to be satisfied by it, or (2) the full amount of the Financing will not be available on the Closing Date in order to fund the Transactions. No party to any Financing Letter has notified Parent of its intention to terminate any of the commitments set forth in the Financing Letters or not to provide the Financing, and no termination of any commitment set forth in the Financing Letters is contemplated by Parent. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters, and Parent and Merger Sub shall, directly or indirectly, continue to pay in full any such fees and amounts required to be paid as and when they become due and payable on or prior to the Closing Date.

4.12          No Exclusive Arrangements. None of Guarantors, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Transactions.

4.13          No Stockholder or Management Arrangements. Other than with respect to this Agreement, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Transactions; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Class A Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Class A Common Stock; (ii) any holder of Class A Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person other than Guarantors have agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger, in each case other than pursuant to the Voting Agreement.

4.14          Solvency. As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), assuming the accuracy and completeness of the representations and warranties of the Company in Article III, (a) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries will, as a whole, exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of each of the Surviving Corporation and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature.

4.15          Exclusivity of Representations and Warranties.

(a)               No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III and other than in the case of Fraud:

(i)              neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Transactions;

(ii)             no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii)            the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)               No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)              any representation or warranty, express or implied;

(ii)             any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Transactions, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii)            the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

4.16          Parent and Merger Sub Information. The information supplied or to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement or any Other Required Company Filing will not, at the time the Proxy Statement or such Other Required Company Filing is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1              Affirmative Obligations of the Company Pending the Merger. Except as (a) expressly required by this Agreement; (b) expressly set forth in Section 5.1 of the Company Disclosure Letter; (c) required by applicable Law; or (d) approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use its respective reasonable best efforts to (i) conduct its business and operations in all material respects in the ordinary course of business; and (ii) comply in all material respects with applicable law and (iii) preserve intact, in all material respects, its business organization and existing relationships with customers, suppliers, Governmental Authorities and other Persons with which it has business relations or regulator relations; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters addressed by any provision of Section 5.2 will be deemed to be a breach of this Section 5.1 unless such action would constitute a breach of the relevant provision of Section 5.2.

5.2              Forbearance Covenants of the Company Pending the Merger. In addition to and without limiting the generality of Section 5.1, except (i) as expressly set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed); (iii) as required by applicable Law, or (iv) as expressly required by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall use its reasonable best efforts not to (and shall cause of each its Subsidiaries to use its respective reasonable best efforts not to):

(a)               amend, waive or otherwise modify the Charter, the Bylaws or any Organizational Document;

(b)               propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)               issue, sell, deliver, pledge, encumber, dispose of or agree or commit to issue, sell, deliver, pledge, encumber or dispose of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except as required by Contracts in effect on the date of this Agreement or as contemplated by Section 5.2(g) or Section 6.11;

(d)               directly or indirectly acquire, repurchase or redeem any Company Securities, except for (1) repurchases of Company Securities pursuant to the terms and conditions of and to the extent contractually required by Company RSUs or Company Options (including pursuant to any net settlement feature provided for in the applicable award agreement), or (2) transactions between the Company and any of its direct or indirect Subsidiaries;

(e)               (1) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (2) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (3) pledge or encumber any shares of its capital stock or other equity or voting interest; or (4) modify the terms of any shares of its capital stock or other equity or voting interest;

(f)                (1) incur, assume or suffer any Indebtedness (including any long-term or short-term debt) or issue any debt securities, except (A) for trade payables incurred in the ordinary course of business; (B) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company; (C) pursuant to the Credit Agreement; (D) any refinancing, extension, renewal or replacement of any outstanding Indebtedness of the Company; or (E) hedging in compliance with the hedging strategy of the Company in the ordinary course of business; (2) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (3) make any material loans, advances or capital contributions to, or investments in, any other Person, except for (A) extensions of credit to customers and (B) advances to directors, officers and other employees, in each case in the ordinary course of business; or (4) mortgage or pledge any assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Liens), except for mortgages and pledges granted under any Indebtedness of the Company outstanding as of the date of this Agreement that are expressly required to be granted pursuant to the terms of such Indebtedness;

(g)               except as required by applicable Law in accordance with the terms of any Employee Plan or to comply with Section 2.8 of this Agreement, (1) and except in conjunction with (i) any hire of employees, directors or independent contractors in the ordinary course of business other than any hires described in clause (3) below, (ii) any promotions and changes in job position or status in the ordinary course of business, or (iii) the annual renewal of, or plan design changes with respect to, Employee Plans that provide health or other welfare benefits or retirement benefits made in the ordinary course of business and do not result in a material increase in cost to the Company and its Subsidiaries, enter into, adopt, modify, or terminate any Employee Plan or plan, agreement or arrangement that would constitute an Employee Plan if in effect as of the date of this Agreement; (2) increase the compensation or benefits (including, without limitation, by increasing the annual base salary or by granting any one-time bonus awards) of any director, officer or employee whose total annual base salary exceeds, or would exceed, $150,000; (3) hire as an employee, director, or independent contractor of the Company or any of its Subsidiaries or terminate (other than for “cause”) any current officer, director, independent contractor or employee of the Company or any of its Subsidiaries, whose total base salary exceeds, or would exceed $150,000; (4) waive or materially amend any restrictive covenant entered into by any current or former officer, director, independent contractor or employee of the Company or any of its Subsidiaries; or (5) adopt, enter into, amend, modify or terminate any collective bargaining agreement with respect to which the Company or any of its Subsidiaries is a party;

(h)               settle any pending or threatened material Legal Proceeding, except for the settlement of any Legal Proceedings that is (1) reflected or reserved against in the Audited Company Balance Sheet; (2) for solely monetary payments of no more than $100,000 individually and $300,000 in the aggregate; or (3) settled in compliance with Section 6.14 (and, in the case of each of (1) through (3), such settlement does not (A) involve injunctive or equitable relief, (B) impose any restrictions or changes on the business or operations of the Company or any of its Subsidiaries or (C) involve any admission of wrongdoing or liability or other adverse consequences on the Company or Parent or any of their respective Subsidiaries);

(i)                 (1) make, change or revoke any material Tax election; (2) change any Tax accounting period; (3) change any Tax accounting method; (4) settle or compromise any material Tax claim, audit, examination, proceeding or assessment; (5) enter into any closing agreement under Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law); (6) consent to an extension or waiver of the limitation period applicable to any material Tax claim audit, examination, proceeding or assessment; or (7) initiate any voluntary Tax disclosure with any Governmental Authority;

(j)                 (1) incur or commit to incur any capital expenditures other than (A) capital expenditures not to exceed $1,000,000 individually or $10,000,000 in the aggregate for the fiscal year ending December 31, 2020; (B) expressly required by obligations imposed by Material Contracts; or (C) capital expenditures that are expressly required by agreements in effect prior to the date of this Agreement; (2) enter into, modify in any material respect, amend in any material respect, waive any rights or obligations under or terminate any Material Contract (other than the termination of any Material Contract that has expired in accordance with its terms) or any Contract that, if entered into prior to the date hereof, would be a Material Contract; or (3) other than with respect to the matters set forth in Section 5.2(g), engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(k)               acquire, transfer, dispose, abandon, cancel, waive, lease or license any rights in a material asset (including Intellectual Property) or business (including by merger, consolidation or acquisition of stock or assets), except for (1) any acquisition or disposition for consideration that is individually not in excess of $250,000 and in the aggregate not in excess of $500,000; (2) any disposition of obsolete or worn out equipment, or licenses of Intellectual Property rights that are not material to the Company or any of its Subsidiaries, in the ordinary course of business; or (3) in or from any wholly owned Subsidiary of the Company;

(l)               make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or Law;

(m)             adopt or implement any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

(n)               enter into any new line of business (other than any line of business that is reasonably related to and a reasonably foreseeable extension of any line of business existing as of the date hereof) or terminate any material line of business existing as of the date hereof;

(o)               enter into any Contract that includes a change of control or similar provision that would require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties thereto in connection with the consummation of the Merger or the other transactions contemplated by this Agreement or any future change of control;

(p)               cancel, terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any insurance policy, other than the renewal of an existing insurance policy or a commercially reasonable substitute therefor; or

(q)               agree, resolve, authorize, or commit in writing or otherwise to take any of the actions prohibited by this Section 5.2.

5.3              No Solicitation.

(a)               Go-Shop. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. on the 30th calendar day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Affiliates and their respective Representatives shall have the right to (i) solicit, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any inquiry, proposal or offer that constitutes, or that could constitute, an Acquisition Proposal, including by providing information (including non-public information and data) relating to the Company or any of its Subsidiaries and affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub) to any Person (and its Representatives, including potential financing sources of such Person) pursuant to an Acceptable Confidentiality Agreement and (ii) engage in, enter into, continue or otherwise participate in, any discussions or negotiations with any Person (and their respective Representatives, including potential financing sources of such Person) with respect to any Acquisition Proposals (or inquiries, proposals or offers or any other effort or attempt that could lead to an Acquisition Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposals or other proposals that could lead to any Acquisition Proposal, including granting a waiver, amendment or release under any pre-existing standstill or similar provision to the extent necessary to allow for an Acquisition Proposal or amendment to an Acquisition Proposal to be made to the Company or the Company Board.

(b)               No Solicitation or Negotiation. Except as it may relate to Parent and subject to the terms of Section 5.3(c), from the No-Shop Period Start Date (or, with respect to an Excluded Party (but only for so long as such Person is an Excluded Party), from 12:01 a.m. on the 15th calendar day after the No-Shop Period Start Date (the “Cut-Off Date”)) until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall cease and cause to be terminated any discussions or negotiations with any Person and its Affiliates and Representatives related to any Acquisition Proposal or that would if undertaken on or after the date hereof be prohibited by this Section 5.3(b). To the extent it has not already done so prior to the date of this Agreement, the Company shall promptly request that any Person that has executed a confidentiality agreement within the 12-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes such information) as promptly as practicable, in accordance with, and to the extent provided for in, any applicable confidentiality agreement and subject to any contractual retention rights of any such Person provided under such confidentiality agreements, and shall promptly terminate the data room access of any such Person. Subject to the terms of Section 5.3(c), from the No-Shop Period Start Date (or, with respect to any Excluded Party (but only for so long as such Person is an Excluded Party), the Cut-Off Date) until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries will not, and will not authorize any of their respective Representatives to, and shall not publicly announce any intention to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that would reasonably be expected to lead to, or that constitutes, an Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions concerning, or provide access or otherwise furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub), any non-public information relating to the Company or any of its Subsidiaries or any of their respective properties, books, records or personnel or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, or otherwise relating to or in connection with, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (other than (A) informing such Persons of the existence of the provisions contained in this Section 5.3 and (B) contacting such Person or its Representatives to clarify the terms and conditions of any Acquisition Proposal); (iv) approve, endorse or recommend an Acquisition Proposal; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract or agreement in principle, understanding or arrangement, in each case, relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract or agreement in principle, understanding or arrangement relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”) or any Contract requiring the Company to abandon, terminate or fail to consummate the Merger or the other Transactions; or (iv) resolve or agree to take any of the foregoing actions. From the date of this Agreement until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not terminate, amend, modify or waive, and shall enforce to the fullest extent permitted under applicable Law, the provisions of any standstill or confidentiality agreement including any such provision that prohibits or purports to prohibit a proposal being made to the Company Board; provided that the Company shall be permitted on a confidential basis to release or waive any standstill obligation solely to the extent necessary to permit the Person otherwise covered by such standstill obligation to submit an Acquisition Proposal to the Company Board on a confidential basis and solely to the extent that the failure to grant such release or waiver would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law. Any violation or breach of the restrictions or obligations set forth in this Section 5.3 by any Affiliate of the Company or any Representative of the Company or any of its Subsidiaries, in each case, acting on behalf of or at the direction of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.3 by the Company to the same extent as if the action giving rise to such violation or breach had been undertaken by the Company.

(c)               Superior Proposals. Notwithstanding anything to the contrary in this Agreement, from the date of this Agreement and continuing until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board may, directly or indirectly through one or more of their Representatives (including Lazard Middle Market LLC), participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made, renewed or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement that did not result from a breach of the terms of this Section 5.3 if the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (A) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and (B) the failure to take the actions set forth in this Section 5.3(c) above with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, further, that, subject to applicable Law, the Company shall promptly (and in any event within 48 hours) make available to Parent any material non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives pursuant to this Section 5.3(c) that was not previously made available to Parent.

(d)               No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(e), at no time after the date of this Agreement may the Company Board:

(i)               (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) publicly adopt, approve or recommend to the Company Stockholders an Acquisition Proposal; (C) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the 5th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); (D) fail to publicly reaffirm the Company Board Recommendation within five Business Days after its receipt of a written request by Parent to provide such affirmation (provided, that such reaffirmation may include such additional disclosures as would reasonably be necessary to satisfy the fiduciary duties of the Company Board and comply with applicable Law so long as such disclosure does not have the substantive effect of withdrawing or modifying in a manner adverse to Parent the Company Board Recommendation) or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, the delivery by the Company of any notice contemplated by Section 5.3(e)(i)(3) or Section 5.3(e)(ii)(1) (and the public announcement thereof) will not constitute a Company Board Recommendation Change; or

(ii)              authorize, resolve to allow, cause or permit, or publicly announce an intention to approve or recommend that, the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e)               Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)                 if the Company has received a bona fide written Acquisition Proposal that did not result from a breach of the terms of this Section 5.3 and that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, however, that the Company Board shall not take any action described in the foregoing clauses (A) and (B) unless:

(1)               the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)               the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3)               (i) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a Superior Proposal and (B) intends to take the actions described in clauses (A) or (B) of Section 5.3(e)(i) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such actions, including the identity of the Person or Group making such Acquisition Proposal, the terms thereof (other than immaterial terms) and copies of all relevant documents (other than immaterial documents) relating to such Acquisition Proposal including any proposed definitive transaction agreements with the Person making such Superior Proposal and; and (ii) prior to taking such actions described in clauses (A) or (B) of Section 5.3(e)(i), the Company and its Representatives, during the Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board would no longer determine that the failure to make a Company Board Recommendation Change in response to such Acquisition Proposal would be inconsistent with its fiduciary duties pursuant to applicable Law (and would cause such Superior Proposal to no longer constitute a Superior Proposal), and must have kept Parent reasonably informed in all material respects of any material developments with respect to any such Acquisition Proposal (and any subsequent amendments or modifications thereto) and delivered copies of revised or newly received documents to Parent, in each case, as soon as is reasonably practicable and in any event within twenty-four (24) hours of receipt, provision or occurrence thereof; provided, however, that in the event of any material revisions to such Acquisition Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(i)(3) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be three Business Days); and

(4)               in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company shall have validly terminated this Agreement in accordance with Section 8.1(h), including paying (or causing to be paid) the Company Termination Fee in accordance with Section 8.3(b)(iii).

(ii)              other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal, the Company Board may effect a Company Board Recommendation Change of the kind set forth in clause (A), (D) or (E) of the definition thereof in response to an Intervening Event if the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law; provided, however, that the Company Board shall not effect such a Company Board Recommendation Change unless:

(1)               the Company has provided prior written notice to Parent at least four Business Days in advance to the effect that the Company Board has (A) so determined and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(ii), which notice will specify the applicable Intervening Event in reasonable detail; and

(2)               prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such three Business Day period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board would no longer determine that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable Law, and must have kept Parent reasonably informed in all material respects of any material developments with respect to any such Intervening Event and delivered copies of revised or newly received documents relating to such Intervening Event to Parent, in each case, as soon as is reasonably practicable and in any event within twenty-four (24) hours of receipt, provision or occurrence thereof.

(f)                Notice. From the date hereof until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall promptly (and, in any event, within 24 hours) notify Parent if any offers or proposals with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include the identity of each Person from whom the Company received any such offer or proposal with respect to an Acquisition Proposal, any written terms and conditions or proposal provided (including financing commitments, and, in the case of any such offer or proposal not made in writing, a written summary of the material terms and conditions of such offers or proposals), together with copies of any other non-public information that has been provided by or on behalf of the Company to such Person that has not previously been provided to Parent. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations. No later than 24 hours after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party as of such time.

(g)               Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; (iv) complying with the Company’s disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law and such disclosure is otherwise required under applicable Law; or (v) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board has determined to make in good faith, it being understood that, in the case of each of clauses (i) through (v), any such statement or disclosure made by the Company Board must be subject to and in compliance in all respects with the terms and conditions of this Agreement. In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed to be a Company Board Recommendation Change for so long as such disclosure does not have the substantive effect of withdrawing or modifying in a manner adverse to Parent the Company Board Recommendation. For the avoidance of doubt, the fact that a disclosure or other action may be deemed permissible by virtue of this Section 5.3(g) does not in and of itself mean that such disclosure or other action does not constitute a Company Board Recommendation Change.

5.4              No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Article VI
ADDITIONAL COVENANTS

6.1              Required Actions and Forbearance; Efforts.

(a)            Required Actions. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Transactions, including by:

(i)               causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii)              (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions;

(iii)             obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts and Leases as may be necessary or appropriate in connection with this Agreement and the consummation of the Transactions or required by the terms of such Material Contract (it being understood that, in the event that any such third party consent, waiver or approval is not obtained, the Company and Parent shall determine reasonably and jointly whether to take any further actions with respect to such Material Contract); and

(iv)             executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Transactions.

(b)           No Failure to Take Necessary Action. Subject to the terms and conditions of this Agreement, neither Parent, Merger Sub or their respective Affiliates, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to or has (or would reasonably be expected to have) the effect of (i) preventing, impairing, materially delaying or otherwise materially and adversely affecting the consummation of the Transactions or (ii) materially and adversely impacting the ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1(b).

(c)            No Consent Fee. Notwithstanding anything to the contrary in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing conditions and obligations, in each case, in connection with obtaining any consent pursuant to any Material Contract.

6.2              Further Agreements.

(a)               FCC Submissions and PSC Submissions. In furtherance and not in limitation of the provisions in Section 6.1, upon the terms and subject to the terms and conditions of this Agreement, Parent and the Company agree, and shall cause each of their respective Affiliates, to use their respective reasonable best efforts to cooperate and use their respective reasonable best efforts to (i) obtain any FCC Consents, PSC Consents and Local Consents and to make any registrations, declarations, notices or filings, if any, in connection therewith necessary for the consummation of the Transactions; (ii) in consultation and cooperation with the other, as promptly as practicable file all applications required to be filed with the FCC (including any submissions required by the Telecom Committee in connection with the FCC Consents) (the “FCC Submissions”), any State PSCs (the “PSC Submissions”) and any Localities to obtain the FCC Consents, PSC Consents and Local Consents, respectively; and (iii) respond as promptly as practicable to any requests of the FCC (including requests from the Telecom Committee), any State PSC, or any Locality for information relating to any FCC Submission, PSC Submission and/or filing with a Locality, as applicable.

(b)               Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i)  in good faith cooperate, consult and consider the other’s views in order to jointly develop, (x) the strategy for obtaining any Consents from any Governmental Authority (including the FCC Consents, PSC Consents and Local Consents) in connection with the Transactions and (y) the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or Legal Proceeding by or before, or any negotiations with, a Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto; (ii) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any substantive communication received by such Person from a Governmental Authority or a private party in connection with the Transactions and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority; (iii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transactions and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Transactions; and (iv) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Transactions without giving the other Parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, however, that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel” only basis, where this would cause such information to cease to benefit from legal privilege.

(c)               Other Actions. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Closing, it shall not, and shall not permit any of its Subsidiaries or Affiliates to take any actions that would reasonably be expected to result in any delay in obtaining, or to result in the failure to obtain, any FCC Consents, PSC Consents, or Local Consents required in connection with the Transactions, or which would otherwise reasonably be expected to prevent or delay the Transactions in any material respect, including entering into or consummating any Contracts or arrangements for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights of any Person; provided that the foregoing shall not prohibit or restrict any actions taken by or on behalf of any portfolio company of any investment fund affiliated with or managed by Oak Hill Capital Management, LLC that are not undertaken at the direction of Parent or Oak Hill Capital Management, LLC.

(d)               Reasonable Best Efforts of Parents and Merger Sub. For the purposes of Sections 6.1 and 6.2, “reasonable best efforts” of Parent and Merger Sub shall include taking any and all actions necessary to obtain the Consents of any Governmental Authority (including the FCC Consents, PSC Consents and Local Consents), including (i) contesting and resisting any Legal Proceeding instituted (or threatened to be instituted) challenging the Transactions as in violation of any Law; (ii) attempting to have repealed, rescinded or made inapplicable any applicable Law, and to have vacated, lifted, reversed or overturned any judgment or temporary, preliminary or permanent injunction or other restraint or prohibition, that is enacted, entered, promulgated or enforced by a Governmental Authority that would make the Transactions illegal or would otherwise prohibit or impair or delay the consummation of the Transactions; (iii) conducting the Company’s and the Company Subsidiaries’ businesses in a specified manner, or proposing and agreeing or permitting to conduct any of such businesses in a specified manner, including by agreeing to (w) limitations and restrictions with respect to access by foreign persons to customer, operational or technical data transmitted and/or stored by the Company or any of its Subsidiaries and related facilities access, including, in particular, limitations and restrictions on access by foreign persons to information and facilities relating to the goods and services the Company or its Subsidiaries provides directly or indirectly to the governments of the United States, (x) FCC-imposed conditions addressing national security, law enforcement, or public safety concerns of the Telecom Committee that are generally consistent with FCC-imposed conditions addressing such concerns for a current or prior Oak Hill Related Entity and do not substantially interfere with the ability of Parent or Oak Hill Capital Partners V (Onshore), L.P. to appoint or select a majority of the Company’s board members, (y) obligations to regularly report to Governmental Authorities and to grant Governmental Authorities access to the operations of the Company and its Subsidiaries or (z) limitations and restrictions on the sourcing of new equipment from manufacturers in particular countries; and (iv) otherwise taking or committing to take actions that after the Effective Time would limit Parent or any of its Affiliates’ ability to retain one or more of the businesses, product lines, assets or operations of Parent or any of its Affiliates or the Company or any Company Subsidiary, in each case, to the extent necessary to obtain any such clearance, resolve any such objections or avoid or eliminate any such impediments (the actions described in clauses (i), (ii), (iii) and (iv)), the “Remedy Actions”); provided, however, that the effectiveness of any such Remedy Action shall be conditioned upon the Closing; provided, further, that nothing in this Agreement shall permit the Company or the Company Subsidiaries (without the prior written consent of Parent) or require Parent or its Affiliates to take or refrain from taking, or agree to take or refrain from taking, any Remedy Action or Remedy Actions that, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the financial condition, business or results of operation of Parent and its Affiliates (taken as a whole) or a Company Material Adverse Effect (a “Burdensome Condition”). Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.2 shall require Parent to cause any Oak Hill Related Entity to take, or refrain from taking, any Remedy Action other than preparing and filing documentation as may be required for (and responding to any inquiries or information requests from any Governmental Entity in connection with) receipt of the FCC Consents, PSC Consents or Local Consents required in connection with the Transactions. For the avoidance of doubt (A) without limiting the foregoing, no actions taken pursuant to this Section 6.2 shall affect any representation or warranty of the Company under this Agreement or any condition under Section 7.1 or Section 7.2 to the obligation of Parent and Merger Sub to effect the Merger and (B) notwithstanding anything to the contrary in this Section 6.2 or any other provision of this Agreement, neither the Company nor any Company Subsidiary shall sell, divest, dispose of or enter into any other arrangements or take any other Remedy Action with respect to their businesses, product lines, assets or operations pursuant to this Section 6.2 or any other provision of this Agreement, unless such Remedy Action (x) is conditioned in all respects upon the consummation of the Merger and will not be effective for any purpose until after the Effective Time and (y) does not constitute a Burdensome Condition.

6.3              Proxy Statement and Other Required SEC Filings.

(a)               Proxy Statement. As promptly as reasonably practicable and in any event within twenty (25) calendar days following the date of this Agreement, the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement. Subject to applicable Law, the Company (i) may not file the Proxy Statement or any Other Required Company Filing with the SEC without providing Parent and its counsel, to the extent practicable, a reasonable opportunity to review and comment thereon, (ii) shall consider in good faith all comments thereon reasonably proposed by Parent and (iii) shall not file or mail the Proxy Statement or Other Required Company Filing without receiving the consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall use its reasonable best efforts to cause the Company Proxy Statement and any Other Required Company Filing and any amendments and supplements thereto to comply in all material respects with all legal requirements applicable thereto.

(b)               Other Required Company Filings. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) or Parent (as applicable) shall promptly prepare and file (or cause to be prepared and filed) such Other Required Company Filing with the SEC.

(c)               Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.

(d)               Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after receiving notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith, and in each case shall provide the other with all copies of all correspondence with respect to the Proxy Statement between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to resolve as promptly as reasonably practicable any comments from the SEC with respect to the Proxy Statement or any Other Required Company Filing.

(e)               Filing and Dissemination of Definitive Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to, as promptly as practicable but no later than the later of (i) as applicable, (A) the third (3rd) Business Day following receipt of confirmation from the SEC that it has completed its review of, the Proxy Statement, or, (B) if the SEC has either (1) not affirmatively notified the Company prior to the end of the tenth (10th) calendar day after filing the preliminary Proxy Statement that the SEC will or will not be reviewing the Proxy Statement or (2) affirmatively notified the Company prior to the end of the tenth (10th) calendar day after filing the preliminary Proxy Statement that the SEC will not be reviewing the Proxy Statement, the tenth (10th) calendar day after filing the preliminary Proxy Statement and (ii) the No-Shop Period Start Date, cause the definitive Proxy Statement to be filed with the SEC and disseminated to the Company Stockholders; provided, however, that the Company shall not be required to cause the definitive Proxy Statement to be filed with the SEC or disseminated to the Company Stockholders if and for so long as the Company is participating in discussions or negotiations with an Excluded Party (but only for so long as such Person is an Excluded Party) with respect to an Acquisition Proposal not in violation of Section 5.3; provided, further, that such period to postpone the filing and dissemination of the definitive Proxy Statement shall terminate (and in such case the Company shall be required to file and disseminate the definitive Proxy Statement) on the earlier of (A) the date that the Company is no longer participating in negotiations with an Excluded Party with respect to such an Acquisition Proposal and (B) the Cut-Off Date.

6.4              Company Stockholder Meeting.

(a)               Call of Company Stockholder Meeting. Unless this Agreement has been terminated pursuant to Article VIII, and subject to fiduciary obligations under applicable Law, the Company shall, no later than the later of (i) as applicable, (A) the third (3rd) Business Day following receipt of confirmation from the SEC that it has completed its review of, the Proxy Statement or, (B) if the SEC has either (1) not affirmatively notified the Company prior to the end of the tenth (10th) calendar day after filing the preliminary Proxy Statement that the SEC will or will not be reviewing the Proxy Statement or (2) affirmatively notified the Company prior to the end of the tenth (10th) calendar day after filing the preliminary Proxy Statement that the SEC will not be reviewing the Proxy Statement, the tenth (10th) calendar day after filing the preliminary Proxy Statement, and (ii) the No-Shop Period Start Date, take all actions necessary or reasonably required in accordance with the DGCL, the Charter, the Bylaws and the rules and regulations of the SEC and NASDAQ to establish (and provide written notice to Parent of) a record date for, duly call and give notice of a meeting of its stockholders (the “Company Stockholder Meeting”) and shall use its reasonable best efforts to convene and hold the Company Stockholder Meeting for the purpose of obtaining the Requisite Stockholder Approval within thirty (30) calendar days of the mailing of the Proxy Statement to the Company Stockholders; provided, however, that the Company shall not be required to establish a record date for, duly call or give notice of the Company Stockholder Meeting if and for so long as the Company is participating in discussions or negotiations with an Excluded Party (but only for so long as such Person is an Excluded Party) with respect to an Acquisition Proposal not in violation of Section 5.3; provided, further, that such period to postpone the time to establish a record date for, duly call and give notice of the Company Stockholder Meeting shall terminate (and in such case the Company shall be required to establish a record date for, duly call and give notice of the Company Stockholder Meeting) on the earlier of (A) the date that the Company is no longer participating in negotiations with an Excluded Party with respect to such an Acquisition Proposal and (B) the Cut-Off Date. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company shall use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.

(b)               Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) if there are holders of an insufficient number shares of Class A Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (ii) to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff; or (iv) if the Company Board has determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholder Meeting, including in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders (including in connection with any Company Board Recommendation Change); provided that in no event will the Company adjourn the meeting for more than three occasions for no more than ten Business Days per occasion without the prior written consent of Parent.

6.5              Financing.

(a)               No Amendments to Financing Letters. Subject to the terms and conditions of this Agreement and the Financing Letters, each of Parent, Merger Sub and Guarantors shall not, without the prior written consent of the Company, permit or grant any withdrawal, rescindment, amendment, replacement, supplement, consent or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Letters or any definitive agreement relating to the Financing if such withdrawal, rescindment, amendment, replacement, supplement, consent, modification or waiver would, or would reasonably be expected to (i) reduce the aggregate amount of the Financing to an amount less than the Required Amount, including by changing the amount of the fees to be paid or the original issue discount of the Debt Financing; (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Financing (including expanding the information required to be provided by the Company) or any other terms to the Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing; or (B) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur in any respect; or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto. Parent shall promptly furnish to the Company a true and complete copy of any amendment, replacement, supplement, modification, consent or waiver relating to the Financing Letters or any definitive agreements relating to the Financing. Any reference in this Agreement to (1) the “Financing” will include the financing contemplated by the Financing Letters as amended or modified and (2) “Equity Commitment Letter,” “Debt Commitment Letters” or “Financing Letters” will include such documents as amended or modified. Parent shall not release or consent to the termination of any individual lender under the Debt Commitment Letters, except for (x) assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Debt Financing under the Debt Commitment Letters; or (y) replacements of the Debt Commitment Letters with alternative financing commitments pursuant to Section 6.5(d).

(b)               Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, Parent and Merger Sub shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange, consummate and obtain the Financing on a timely basis, but in any event no later than the Closing Date, on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions in any Fee Letter) described in the Financing Letters and any related Fee Letter, including using its reasonable best efforts to (i) maintain in effect the Financing Letters in accordance with the terms and subject to the conditions thereof; (ii) negotiate, enter into, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters and any related Fee Letter on a timely basis on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated by the Debt Commitment Letters and related Fee Letter; (iii) satisfy on a timely basis all conditions that are within its control and applicable to Parent and Merger Sub contained in the (A) Debt Commitment Letters, any related Fee Letter and such definitive agreements related thereto and (B) Equity Commitment Letter on or prior to the Closing Date; (iv) consummate the Financing at or prior to the Closing, including causing the Financing Sources to fund the Financing at the Closing; and (v) comply with its applicable covenants and other obligations pursuant to the Financing Letters and the definitive documents relating to the Financing on or prior to the Closing Date. Parent and Merger Sub shall fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Financing Letters as and when they become due.

(c)               Information. Parent shall (i) keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing and (ii) upon request provide the Company with drafts of all definitive agreements related to the Debt Financing in advance of execution and, thereafter, with true, complete and executed copies of all such definitive agreements related to the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice in writing (but in any event within two Business Days after the occurrence or discovery of) (A) of any material breach (or threatened material breach), material default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any material breach or default), cancellation, termination or repudiation by any party to the Financing Letters or definitive agreements related to the Financing; (B) of the receipt by Parent or Merger Sub of any oral or written notice or communication from any Financing Source with respect to any (1) actual or threatened material breach, default, cancellation, termination or repudiation (or notice or communication from Financing Sources to Parent or Merger Sub of any such actual or threatened material breach, default, cancellation, termination or repudiation received by Parent or Merger Sub) by any party to the Financing Letters or any definitive agreements related to the Financing of any provisions of the Financing Letters or such definitive agreements; or (2) material dispute or disagreement between or among any parties to the Financing Letters or any definitive agreements related to the Financing; (C) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing necessary to fund the Required Amount on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing; and (D) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing in an amount sufficient to consummate the Transactions. Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as promptly as reasonably practicable (but in any event within two Business Days) after the date that the Company delivers a written request therefor to Parent; provided that none of Parent or Merger Sub shall be required to disclose or provide any such information, the disclosure of which, in the judgement of Parent upon advice of outside counsel, is subject to attorney client privilege. Parent and Merger Sub shall, and shall cause the Financing Sources to, provide the Company and its Representatives with such access to the Financing Sources as the Company and its Representatives may reasonably request for the purpose of allowing the Company and its Representatives to understand the status of Parent and Merger Sub’s efforts to arrange the Financing;

(d)               Alternate Debt Financing. If any portion of the Debt Financing becomes unavailable, or Parent becomes aware of any event or circumstance that makes any portion of the Debt Financing unavailable, on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated in the Debt Commitment Letters and related Fee Letter, Parent and Merger Sub shall promptly notify the Company in writing (but in any event within two Business Days after the discovery thereof) and Parent and Merger Sub shall use their respective reasonable best efforts to, as promptly as practicable following the occurrence of such event, (i) arrange and obtain the Debt Financing or such portion of the Debt Financing from the same or alternative sources in an amount sufficient to fund the Required Amount (A) on terms and conditions not materially less favorable in the aggregate to Parent and Merger Sub than those contained in the Debt Commitment Letters and any related Fee Letter, (B) containing conditions to draw, conditions to Closing and other terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous than those conditions and terms contained in the Debt Commitment Letters and any related Fee Letter, (2) would not reasonably be expected to delay the Closing or make the Closing materially less likely to occur, and (3) in an amount at least equal to the Required Amount (the “Alternate Debt Financing”); and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which new letters will replace the existing Debt Commitment Letters in whole or in part. Parent shall promptly provide a copy of any New Debt Commitment Letters (and any fee letter in connection therewith or other agreements related thereto) to the Company. In the event that any New Debt Commitment Letters are obtained, (A) any reference in this Agreement to the “Financing Letters” or the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect; and (B) any reference in this Agreement to the “Financing” or the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing.

(e)               No Financing Condition. Notwithstanding the foregoing, compliance by Parent and Merger Sub with this Section 6.5 shall not relieve Parent or Merger Sub of their respective obligations to consummate the Transactions whether or not the Financing is available, and Parent and Merger Sub each acknowledge and agree that none of obtaining the Financing or any permitted alternative financing, the completion of any issuance of securities contemplated by the Financing or the Company or any of its Subsidiaries having or maintaining any available cash balances subject to the applicable conditions set forth in Section 7.1 or Section 7.2 is a condition to the Closing.

6.6              Financing Cooperation.

(a)               Cooperation. Prior to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts, to provide Parent with all customary cooperation reasonably requested by Parent to assist it in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise customary and reasonably requested by Parent in connection with the Debt Financing, including using commercially reasonable efforts in connection with:

(i)                assisting in preparation for and participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies to the extent customary for the Debt Financing contemplated by the Debt Commitment Letters at times and locations to be mutually agreed;

(ii)              providing reasonable and customary assistance to Parent and the Financing Sources with the preparation of customary rating agency presentations, bank information memoranda, lender presentations and similar marketing documents, and high-yield offering prospectuses or memoranda required in connection with the Debt Financing;

(iii)             assisting Parent in connection with the preparation and registration of any pledge and security documents, supplemental indentures, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or the Financing Sources (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as reasonably requested by Parent), and otherwise reasonably cooperating with Parent in facilitating the pledging of collateral and the granting of security interests required by the Debt Commitment Letters, it being understood that such documents will not take effect until the Closing Date;

(iv)             cooperating with Parent to obtain customary and reasonable corporate and facilities ratings, consents (including the consent of Regions Bank referenced in Section 7.2(e) of this Agreement), landlord waivers and estoppels, non-disturbance agreements, legal opinions, surveys and title insurance as reasonably requested by Parent;

(v)               reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing Indebtedness and the release and termination of any and all related liens) to the extent required by the Debt Commitment Letters, on or prior to the Closing Date;

(vi)             taking corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to (A) permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation); (B) obtain any FCC Consents or PSC Consents required for the Company or its Subsidiaries to participate in the Debt Financing by issuing evidences of indebtedness, or providing a guaranty or pledging their assets as security for such Debt Financing; and (C) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Corporation or any of its Subsidiaries concurrently with or immediately following the Effective Time (including a customary certificate of an officer of the Company with respect to solvency matters);

(vii)           furnishing Parent and the Financing Sources with customary documentation and information required by regulatory authorities pursuant to applicable “know your customer,” anti-money laundering rules and regulations and all information to the extent required by beneficial ownership regulations, in each case to the extent requested at least 10 Business Days prior to the Closing Date;

(viii)          cooperate reasonably with the Financing Sources’ due diligence, to the extent reasonably requested;

(ix)             as promptly as reasonably practicable, furnish Parent and Merger Sub (and Parent and Merger Sub may then furnish to applicable Financing Sources) with financial information required to be provided to Parent, Merger Sub or the Financing Sources under the Debt Commitment Letters (including any exhibit thereto) (the “Required Financial Information”); and

(x)              taking all reasonable actions necessary to establish bank and other accounts and blocked account agreements and lock box arrangements to the extent necessary in connection with the Debt Financing.

(b)           Obligations of the Company. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) cause any condition set forth in Article VII to fail to be satisfied; (iii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing; (iv) give any indemnities that are effective prior to the Effective Time; or (v) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, breach any confidentiality obligations or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 6.6 will require (A) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such Representative; (B) the Company Board (or a committee thereof) to approve any financing or Contracts related thereto prior to the Effective Time; or (C) the Company, its Subsidiaries or their respective directors, officers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect any debt financing or adopt resolutions approving any agreement, document or instrument pursuant to which any debt financing is obtained or pledge any collateral with respect to any debt financing prior to the Effective Time.

(c)               Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Company or any of its Subsidiaries, its or their respective businesses and products or the Transactions.

(d)               Confidentiality. All non-public or other confidential information provided by the Company, its Subsidiaries or any of their respective Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement.

(e)               Reimbursement. Promptly upon request by the Company, Parent shall reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company, its Subsidiaries or any of their respective Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their respective Representatives contemplated by this Section 6.6.

(f)                Indemnification. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information (other than information provided by the Company or its Subsidiaries) utilized in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, Fraud, gross negligence or willful misconduct of the Company or any of its Subsidiaries or their respective representatives. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) are referred to collectively as the “Reimbursement Obligations.”

6.7              Anti-Takeover Laws. The Company, the Company Board (or a committee thereof) and Parent shall (a) take all reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Transactions and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Transactions, take all reasonable actions within their power to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

6.8           Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request provided in writing to the General Counsel of the Company, or another Person designated in writing by the Company, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information (provided that the Company has reasonably cooperated with Parent to permit such access on a basis that does not risk waiving such attorney-client privilege, work product doctrine or other applicable privilege); (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract (provided that the Company has reasonably cooperated with Parent to permit such access on a basis that does not give rise to any such violation, default, termination or acceleration); (d) access would result in the disclosure of any Trade Secrets (including any source code or object code) of the Company, any of the Subsidiaries of the Company or any third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Nothing in this Section 6.8 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a material risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to collect any air, soil, surface water, groundwater, or vapor samples or to perform any invasive or destructive environmental or subsurface investigation(s), including any “Phase II” environmental site assessment or similar work. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent, Merger Sub or any of their respective Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8.

6.9          Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Transactions, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Transactions by each Person that is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10        Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)           Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors, officers, employees or agents (and any person who becomes a director, officer, employee or agent of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”) that have been made available to Parent (“Existing Indemnification Agreements”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Subsidiaries of the Company, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law or agreement pursuant to Section 6.10(e) below.

(b)          Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the same extent such Persons are indemnified as of the date of this Agreement pursuant to the Organizational Documents of the Company and its Subsidiaries and the Existing Indemnification Agreements, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of, or pertains, directly or indirectly, to, (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate, including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time; and (iii) the Transactions, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall advance reasonable fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding; provided that the applicable Indemnified Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that an Indemnified Person is not entitled to indemnification under this Section 6.10(b) or otherwise. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates from after the Effective Time will settle or otherwise compromise or consent to the entry of any judgment with respect to any claim against the Company or Surviving Corporation in a Legal Proceeding to which an Indemnified Person is a party (and for which indemnification is sought by such Indemnified Person hereunder) unless such settlement, compromise, consent or termination either (x) is a settlement in which the settlement consideration is limited to additional disclosures, or monetary damages (including attorneys’ fees) for which Indemnified Persons are not responsible, (y) includes a release of such Indemnified Person from all liability arising out of such Legal Proceeding or (z) is consented to by the Indemnified Persons that are parties to the Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c)           D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are substantially equivalent to and in any event not less favorable in the aggregate those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, in lieu of the foregoing, the Company may, with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect. If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in this Section 6.10(c), as applicable, for an amount less than or equal to the Maximum Annual Premium, Parent shall cause the Surviving Corporation to instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.

(d)          Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer or convey all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e)           No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other Person. Each of the Indemnified Persons or other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if such Indemnified Persons or other Persons were a party to this Agreement. The rights of the Indemnified Persons (and other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) shall in no way limit (but shall not be in duplication of) any other rights that such Persons may have pursuant to (i) Organizational Documents of the Company; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f)           Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11        Employee Matters.

(a)           Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of the Company Stock Plans or any award agreement will occur as of the Effective Time.

(b)          Existing Arrangements. From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor all of the Employee Plans and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, and except as otherwise set forth in this Section 6.11, nothing will prohibit the Surviving Corporation or any of its Subsidiaries, as applicable, from amending or terminating any such Employee Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(c)           Employment; Benefits. For a period of one year following the Effective Time (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) (i) provide compensation, benefits and severance to each Continuing Employee that, taken as a whole, are no less favorable in the aggregate than the compensation (including the total target cash incentive compensation opportunity, but excluding any equity-based incentive compensation), benefits and severance provided to such Continuing Employee immediately prior to the Effective Time (“Comparable Plans”); or (ii) provide some combination of Company Plans, Comparable Plans and New Plans such that each Continuing Employee receives compensation (including the total cash target incentive compensation opportunity, but excluding any equity-based incentive compensation), benefits and severance that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance provided to such Continuing Employee immediately prior to the Effective Time. In each case, and without limiting the foregoing, (i) base salary or base wage rate, and target cash incentive compensation opportunity, will not be decreased below levels in effect immediately prior to the Effective Time during the Continuation Period for any Continuing Employee employed during that period and (ii) during the Continuation Period, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide severance benefits and compensation to eligible employees in accordance with the Company’s severance plans, guidelines and practices as in effect on the date of this Agreement.

(d)          Comparable Plans and New Plans. To the extent that a Comparable Plan or New Plan is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance entitlement, but not for purposes of any defined benefit pension plan or retiree medical benefits) to the same extent such service was recognized immediately prior to the Effective Time under the applicable Company Plan, except that such service need not be credited to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Company Plans) (such plans, the “New Plans”) or any Comparable Plans to the extent that coverage pursuant to any such New Plan or Comparable Plan replaces coverage pursuant to a corresponding Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan and each Comparable Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause, or shall use commercially reasonable efforts to cause third party insurance carriers and third party administrators, as applicable, to waive, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan or Comparable Plan for such Continuing Employee and his or her covered dependents, and the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan or Comparable Plan, as applicable, begins to be given full credit pursuant to such New Plan or Comparable Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan or Comparable Plan; and (iii) the Surviving Corporation and its subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) credit the flexible spending accounts of such Continuing Employees under any New Plan or Comparable Plan that is a flexible spending account plan with any unused balance in the flexible spending account of such Continuing Employee under the Old Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time and will not be subject to accrual limits or other forfeitures, and will not limit future accruals, to the same extent such accrued, but unused, vacation and paid-time off would not otherwise be subject to accrual limits or forfeitures or limit future accruals pursuant to the vacation and paid-time off plans, guidelines and practices as in effect immediately prior to the Effective Time.

(e)           No Third Party Beneficiary Rights. Notwithstanding anything to the contrary in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) subject to the limitations and requirements specifically set forth in this Section 6.11, require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof).

6.12        Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement prior to the Closing.

6.13        Public Statements and Disclosure. The initial press release concerning this Agreement and the Transactions will be a joint press release reasonably acceptable to the Company and Parent. Thereafter, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall use their respective reasonable best efforts to consult with the other Parties and obtain the consent of the other Parties (which shall not be unreasonably withheld, delayed or conditioned) before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; (c) providing or making any statements that are public or are reasonably likely to become public; or (d) making any filings with any third Person or Governmental Authority (including any national securities exchange or interdealer quotation service), in any such case to the extent relating to this Agreement or the Transactions, except that the Company will not be obligated to (i) obtain consent with respect to communications that are required by applicable Law or stock exchange rule or listing agreement (which shall be made only after prior consultation, to the extent practicable under the circumstances) or (ii) obtain consent or engage in consultation with respect to communications that are (A) principally directed to employees, suppliers, customers, partners or vendors; or (B) not inconsistent with public statements previously made in accordance with this Section 6.13. Notwithstanding anything herein to the contrary, the restrictions set forth in this Section 6.13 will not apply to (x) any release or public statement made, or proposed to be made, by the Company contemplated by, or with respect to any action taken pursuant to and in compliance with Section 5.3 or in connection with any dispute between the Parties regarding this Agreement or the Transactions or (y) ordinary course communications by Parent, Merger Sub and their respective Affiliates regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

6.14        Transaction Litigation. Prior to the Effective Time, each Party shall provide the other Parties with prompt notice (and in any event, within two (2) Business Days) of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such other Parties reasonably informed with respect to the status thereof. Each Party shall (a) give the other Parties the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the other Parties with respect to the defense, settlement and prosecution of any Transaction Litigation. Prior to the Effective Time, no Party may compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless the other Parties have consented thereto in writing (which consent shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.14, “participate” means that each Party (i) will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Party receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between such Party and its counsel is not undermined or otherwise affected, provided, that the litigating Party shall inform the other Party of the general nature of the information being withheld and, upon such other Party’s request, reasonably cooperate with such other Party to provide such information, in whole or in part, to the extent and in a manner that would not result in any of the foregoing outcomes), and (ii) may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation, except for the settlement or compromise consent set forth above.

6.15        Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Class A Common Stock from NASDAQ as promptly as practicable after the Effective Time and (b) the deregistration of the Class A Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.16        Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.17        No Exclusive Arrangements. Prior to the Effective Time, none of Guarantors, Parent, Merger Sub or any of their respective Affiliates shall enter into any Contract, arrangement or understanding prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Transactions; provided that none of the Guarantors, Parent, Merger Sub or any of their respective Affiliates shall be restricted from entering into any such arrangements with any Financing Source pursuant a “tree” system whereby separate groups or “trees” within such Financing Source will be formed and dedicated to the Transactions or another potential transaction, as applicable.

6.18        Stockholder and Management Agreements. Prior to the Effective Time, none of Parent, Merger Sub or any of their respective Affiliates shall be a party to any Contract (other than the Voting Agreement or any amendments thereto), or authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Transactions; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Class A Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Class A Common Stock; (ii) any holder of Class A Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person other than Guarantors have agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

Article VII
CONDITIONS TO THE MERGER

7.1          Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Closing of each of the following conditions:

(a)           Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b)          FCC, State and Local Approvals. The FCC Consents, the PSC Consents and the Local Consents set forth on Section 7.1(b) of the Company Disclosure Letter shall have been obtained.

(c)           No Prohibitive Laws or Injunctions. No Law or injunction (whether temporary, preliminary or permanent) enacted or issued by any Governmental Authority of competent jurisdiction prohibiting or otherwise making illegal the consummation of the Merger shall have been enacted, entered, promulgated or enforced and be continuing in effect (any such Law or injunction, a “Legal Restraint”).

7.2          Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Closing of each of the following conditions, any of which may be waived exclusively by Parent:

(a)           Representations and Warranties.

(i)             Other than the representations and warranties listed in Sections 7.2(a)(ii), 7.2(a)(iii) or 7.2(a)(iv), the representations and warranties of the Company set forth in this Agreement (in each case, disregarding all materiality and Company Material Adverse Effect qualifications contained therein) will be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date, except for such failures to be true and correct that would not have a Company Material Adverse Effect (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date).

(ii)           The representations and warranties set forth in the first sentence of Section 3.1 (Organization; Good Standing), Section 3.2 (Corporate Power; Enforceability), Section 3.3(a) (Company Board Approval), Section 3.4 (Requisite Stockholder Approval), Section 3.7 (Company Capitalization) (other than Section 3.7(a) (Capital Stock) and the second sentence of Section 3.7(b) (Stock Reservation)), Section 3.25 (Related Person Transactions) and Section 3.26 (Brokers) to the extent qualified by materiality or Company Material Adverse Effect will be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date and to the extent not qualified by materiality or Company Material Adverse Effect will be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except, in each case, to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date).

(iii)          The representations and warranties set forth in Section 3.12(c) (Absence of Certain Changes) will be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date.

(iv)          The representations and warranties set forth in Section 3.7(a) (Capital Stock) and the second sentence of Section 3.7(b) (Stock Reservation) will be true and correct in all material respects (except for any de minimis inaccuracy) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date, except for such inaccuracies that are not material in the aggregate to the Company and its Subsidiaries, taken as a whole.

(b)          Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)           Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, dated as of the Closing Date, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)          Company Material Adverse Effect. Since the date of this Agreement, there has not been any Effect that, individually or taken together with all other Effects, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)           Pay-off Letters and Consents. Parent and Merger Sub will have received, prior to the Closing Date, (i) a pay-off letter and any other documentation required in connection with the repayment of the Credit Agreement and the release and termination of any and all related liens and (ii) the written consent of Regions Bank to the consummation of the Transactions, to the extent required under the PPP Loan, each of which will be in form and substance reasonably acceptable to the Parent and Merger Sub.

7.3          Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Closing of each of the following conditions, any of which may be waived exclusively by the Company:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.1 (Organization; Good Standing), Section 4.2 (Power; Enforceability) and Section 4.7 (Brokers) to the extent qualified by materiality will be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date and to the extent not qualified by materiality will be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date and (ii) set forth in all other Sections of this Agreement will be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date, except for failures to be so true and correct that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement (in each case, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date).

(b)          Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)           Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, dated as of the Closing, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION

8.1          Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)           at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b)          by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval), if a Legal Restraint is in effect that has become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party (i) that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such Legal Restraint or (ii) if such Legal Restraint was primarily caused by, or primarily resulted from, such Party’s breach of, or failure to perform or comply with, any of its covenants or agreements hereunder;

(c)           by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m. on April 26, 2021 (the “Termination Date”); provided, however, that (x) if, on such date, any of the conditions to Closing set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or waived and all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date), the Termination Date may be extended on one occasion by the Company or Parent by 90 days upon written notice to Parent or the Company, respectively (and in such case, such date, as so extended, shall be the Termination Date) and (y) the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (i) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (ii) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)          by either Parent or the Company, at any time prior to the Effective Time, if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (unless the Company Stockholder Meeting has been postponed or adjourned pursuant to and subject to the limitations of Section 6.4(b) hereof, in which case at the final postponement or adjournment hereof) at which a vote is taken on the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof);

(e)           by Parent, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination (to the extent capable of being cured); provided, however, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Article VII not to be capable of being satisfied;

(f)           by Parent, if at any time the Company Board has effected a Company Board Recommendation Change;

(g)          by the Company, if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination (to the extent capable of being cured); provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Article VII not to be capable of being satisfied;

(h)          by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal and (ii) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; or

(i)            by the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval), if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived; (ii) the Company has irrevocably notified Parent in writing that (A) the Company is ready, willing and able to consummate the Closing, and (B) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions set forth in Section 7.3; (iii) the Company has given Parent written notice at least one Business Day prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) if Parent and Merger Sub fail to consummate the Closing on the date required pursuant to Section 2.3; and (iv) Parent and Merger Sub fail to consummate the Closing on or prior to the date that is two (2) Business Days after the date that Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.3.

8.2          Manner and Notice of Termination; Effect of Termination.

(a)           Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) shall deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)          Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, Affiliate, agent or Representative of such Party) to the other Parties, as applicable, except that Section 6.6(d), Section 6.6(e), Section 6.6(f), Section 6.13, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing, nothing in this Agreement will relieve the Company of any liability for any Willful and Material Breach of this Agreement prior to the valid termination of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, the Guarantee or the Financing Letters, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3          Fees and Expenses.

(a)          General. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such fees and expenses whether or not the Transactions are consummated, except that all Governmental Filing Fees shall be paid by Parent.

(b)          Company Payments.

(i)             If (A) this Agreement is validly terminated pursuant to Section 8.1(c) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement an Acquisition Proposal for an Acquisition Transaction has been publicly announced and not publicly withdrawn or otherwise abandoned; and (C) within nine months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company shall promptly (and in any event within three Business Days after such consummation) pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” in clause (C) of this Section 8.3(b)(i) will be deemed to be references to “50%.”

(ii)            If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company shall promptly (and in any event within three Business Days following such termination) pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)           If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company shall (and as a condition to the effectiveness of such termination) concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)           Parent Payments. If this Agreement is validly terminated pursuant to Section 8.1(g) or Section 8.1(i), or by either Party pursuant to Section 8.1(c) and at the time of such termination the Company could have terminated this Agreement pursuant to Section 8.1(g) or Section 8.1(i), then Parent shall promptly (and in any event within three Business Days following such termination) pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d)          Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)           Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amounts due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount due pursuant to Section 8.3(b) or any portion thereof or a judgment against Parent for the amount due pursuant to Section 8.3(c) or any portion thereof, as applicable, the Company shall pay to Parent or Parent shall pay to the Company, as the case may be, its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(f)           Sole Remedy.

(i)             The Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) (including the Company’s right to enforce the Guarantee with respect thereto and receive the Parent Termination Fee, together with interest on such amount), subject in all respects to the Company’s right to enforce its rights under the Confidentiality Agreement and the Company’s right to specific performance pursuant to Section 9.8(b), will be the sole and exclusive remedy of the Company against (A) Parent, Merger Sub or Guarantors; and (B) the former, current and future holders of any equity, controlling persons, agents, Affiliates (other than Parent, Merger Sub or Guarantors), Representatives, members, managers, current or future general or limited partners, stockholders and assignees of each of Parent, Merger Sub and Guarantors (collectively, the “Parent Related Parties”) in respect of this Agreement, the Transactions, any agreement executed in connection herewith (including the Financing Letters and the Guarantee) or the transactions contemplated hereby and thereby, and upon payment of such amounts, none of the Parent Related Parties will have any further liability or obligation to the Company relating to or arising out of this Agreement, the Transactions, any agreement executed in connection herewith (including the Financing Letters and the Guarantee) or the transactions contemplated thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, the Reimbursement Obligations, Section 8.2, Section 8.3(a) and Section 8.3(e) (and the Guarantors will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Guarantee solely to the extent that any of the immediately foregoing obligations are guaranteed thereunder)).

(ii)            Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b), Parent’s right to specific performance pursuant to Section 9.8 and Parent’s right to seek damages for a Willful and Material Breach will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, agents, Affiliates, Representatives, members, managers, current and former general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, the Transactions, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount, none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, the Transactions, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2, Section 8.3(a) and Section 8.3(e), as applicable).

Article IX
GENERAL PROVISIONS

9.1          Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2          Notices. All notices and other communications hereunder will be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or, if by e-mail, upon written or electronic confirmation of receipt, in each case to the intended recipient as set forth below:

(a)           if to Parent or Merger Sub to:

Future Fiber FinCo, Inc.
c/o Oak Hill Capital Management, LLC
65 East 55th Street, 32nd Floor
New York, NY 10022
Attn:      John Monsky
E-mail:   jmonsky@oakhillcapital.com

with a copy (which will not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attn:      Angelo Bonvino

Brian C. Lavin

E-mail:   abonvino@paulweiss.com

 blavin@paulweiss.com

(b)           if to the Company (prior to the Effective Time) to:

Otelco Inc.
505 Third Avenue East
Oneonta, Alabama 35121
Attn:      General Counsel
E-mail:   trina.bragdon@otelco.com

with a copy (which will not constitute notice) to:

Troutman Pepper Hamilton Sanders LLP
875 Third Avenue
New York, NY 10022
Attn:      Steven Khadavi, Esq.
              Joseph Walsh, Esq.
E-mail:   steven.khadavi@troutman.com
              joseph.walsh@troutman.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3          Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties; provided, that Parent may assign its rights under this Agreement without the prior written consent of the Company to (i) any of its Affiliates or (ii) the Financing Sources as collateral in connection with the Debt Financing, and any such Financing Source may exercise all of the rights and remedies of Parent hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing documentation; provided, however, that no such assignment shall (x) relieve Parent or Merger Sub of its obligations hereunder or (y) materially impede or delay the consummation of the transaction contemplated by this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 will be null and void.

9.4          Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Oak Hill Capital Partners V (Onshore), L.P. and the Company have previously executed a letter agreement, dated February 3, 2020 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms until the Closing, at which time the Confidentiality Agreement shall terminate. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Transactions in accordance with the Confidentiality Agreement; provided that notwithstanding the terms of the Confidentiality Agreement, upon notice to the Company, Parent may provide such documents and information to Financing Sources subject to customary confidentiality arrangements with such Persons regarding such information. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5          Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Guarantee and the Financing Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6          Third Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; and (b) from and after the Effective Time, the rights of the holders of shares of Class A Common Stock, Company RSUs and Company Options to receive the merger consideration set forth in Article II. The provisions of Section 8.3(f), Section 9.10(b), Section 9.11, Section 9.12, Section 9.15, Section 9.16 and this Section 9.6 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources and their respective successors and assigns).

9.7           Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto; provided, that the economic and legal substance of the Transactions shall be deemed to be affected in a manner materially adverse to the Parties if Section 8.3(f), Section 9.8 or Section 9.12 is invalid, void or incapable of being enforced. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the fullest extent possible, the economic, business and other purposes and effects of such void or unenforceable provision.

9.8          Remedies.

(a)            Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)           Specific Performance.

(i)            The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the Company to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement) in the Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance or other equitable relief; and (C) the right of specific enforcement is an integral part of the Transactions and, without that right, neither the Company nor Parent would have entered into this Agreement. The Parties further agree that (1) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement; and (2) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.8 prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt, (x) prior to the earlier to occur of the Effective Time and the valid termination of this Agreement in accordance with its terms, the sole remedy available to any Party under this Agreement shall be specific performance pursuant to this Section 9.8(b) to the extent available pursuant to the terms hereof, and (y) in no event shall the Company be entitled to receive both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or other equitable relief, on the one hand, and the payment of all or any portion of the Parent Termination Fee pursuant to 8.3(c) or any payments owed by Parent pursuant to Section 8.3(e), on the other hand.

(ii)           Notwithstanding Section 9.8(b)(i), it is acknowledged and agreed that the right to enforce Parent’s obligation to cause the Equity Financing to be funded and to consummate the Merger will be subject to the requirements that (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (B) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.3; and (C) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing is funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur.

(iii)          The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.9         Governing Law. This Agreement and all disputes, claims, actions, suits, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Transactions or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any Laws or other rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws or statutes of limitations of any jurisdiction other than the State of Delaware.

9.10       Consent to Jurisdiction.

(a)           General Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Transactions and the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Transactions, the Guarantee or the transactions contemplated hereby and thereby; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Transactions, the Guarantee or the transactions contemplated hereby and thereby will be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Transactions, the Guarantee or the transactions contemplated hereby and thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)           Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in Law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Transactions, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Commitment Letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) except as specifically set forth in the Debt Commitment Letters or any definitive agreement relating to the Debt Financing, any such Legal Proceeding will be governed and construed in accordance with the Laws of the State of New York.

9.11       WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTEE, THE FINANCING LETTERS, THE FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES) OR THE OTHER AGREEMENTS TO BE ENTERED INTO IN CONNECTION HEREWITH, AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12        No Recourse. Without limiting Parent’s rights and remedies against the Financing Sources under the Debt Commitment Letters, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties (other than Guarantors to the extent set forth in the Guarantee or the Equity Commitment Letter) nor any Financing Sources shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith (other than, in the case of the Financing Sources, to (x) Parent and its affiliates in respect of the Debt Financing and (y) after giving effect to the Closing, the Company and its Subsidiaries in respect of the transactions contemplated by the Debt Financing and/or the Debt Commitment Letter). Notwithstanding any provision of this Agreement to the contrary, for the avoidance of doubt, Section 9.8(b) shall not give the Company any right to enforce performance by any Financing Source in connection with the Debt Financing..

9.13       Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.14       Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.15       Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board); provided, however, that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, (a) the provisions relating to the Financing Sources set forth in Section 9.6, Section 9.10(b), Section 9.11, Section 9.16 and this Section 9.15 (and the defined terms used therein) and (b) the definition of “Company Material Adverse Effect” may not be amended, modified or altered in a manner materially adverse to the Financing Sources without the prior written consent of the Financing Sources.

9.16       Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein; provided, however, the provisions relating to the Financing Sources set forth in Section 9.6, Section 9.10(b), Section 9.11, Section 9.12, Section 9.15 and this Section 9.16 (and the defined terms used therein) may not be waived in a manner materially adverse to the Financing Sources without the prior written consent of the Financing Sources. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

FUTURE FIBER FINCO, INC.

By:	/s/ John Monsky
Name: John Monsky
Title: Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

OLYMPUS MERGER SUB, INC.

By:	/s/ John Monsky
Name: John Monsky
Title: Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

OTELCO INC.

By:	/s/ Richard A. Clark
Name: Richard A. Clark
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]